Exhibit 99.4

Dated                                        2021

VITHURSXXXXXXXXXXXXXXX

HIGH TIDE INC.

AGREEMENT

for the sale and purchase of
80% of the entire issued
share capital of Enigmaa Ltd.

Contents

Clause	Page

1	Interpretation and definitions	1
2	Conditions to Completion and termination	1
3	Sale and purchase of the Shares	3
4	Purchase Price	3
5	Signing and Completion	8
6	Warranties	9
7	Limitations on Seller’s liability	11
8	Indemnities	11
9	Restrictive covenants	13
10	Further assurance	15
11	Payments	15
12	Notices	16
13	Assignment	17
14	Third party rights	18
15	Announcements	18
16	Confidentiality	18
17	Entire agreement	19
18	Alterations and Waivers	20
19	Severability	20
20	Counterparts	20
21	Payment of costs	20
22	Continuing effect of this Agreement	20
23	Governing law	21
24	Submission to jurisdiction	21
25	Process Agent	21
26	Option	22

Schedule 1

The Company	23

Schedule 2

Conduct of Business	24

Schedule 3

Exchange and Completion obligations	25

Schedule 4

Warranties	29

Schedule 5

Limitations on liability	41

Schedule 6

Schedule 7

Property

Schedule 8

Tax Covenant	57
Part 1 - Interpretation and Buyer Protections	57

Schedule 9

Buyer Warranties	72

Schedule 10

Interpretation and definitions	75

Schedule 11

Intellectual Property	84

Schedule 12

Agreed form spreadsheet	85

Agreed Form Documents

Shareholders' Agreement

Articles of Association

Escrow Agreement

Service Agreement

Deed of IP Assignment

Junior Employment Agreement Variations

Legal Opinion

Release of Claims

Secretary Resignation Letter

Shareholder Resolution

This Agreement is made on                                          2021

Between

(1)	Vithursxxxxxxxxxxxxxxx of Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx (Seller); and
(2)	High Tide Inc. (registered number: 2020973679) of 11127 15th Street, Northeast Suite, 111-113 Calgary, AB T3K 2M4 Canada (Buyer).

Background

The Seller has agreed to sell, and the Buyer has agreed to buy, 80 ordinary shares of £0.01 each in the share capital of Enigmaa Ltd. and the Seller and the Buyer have agreed to be bound by the obligations undertaken by them under this Agreement.

It is agreed as follows

1	Interpretation and definitions
1.1	Interpretation

This Agreement shall be interpreted in accordance with the provisions set out in paragraph 1 of Schedule 10 (Interpretation and definitions) unless the context otherwise requires.

1.2	Defined terms

A number of terms used in this Agreement are defined in Schedule 10 (Interpretation and definitions) at the end of this Agreement and all such defined terms shall apply throughout this Agreement. In addition to the terms defined in Schedule 10 (Interpretation and definitions), a number of other terms are defined elsewhere in this Agreement, and those defined terms shall also apply throughout this Agreement unless the context otherwise requires.

1.3	Incorporation of the schedules

The schedules form part of this Agreement and shall have the same effect as if they had been set out in full in the body of this Agreement.

2	Conditions to Completion and termination
2.1	Completion is subject to and conditional upon the Conditions being satisfied on or before 6.00pm GMT on the Longstop Date.
2.2	Subject to clause 2.4, the Seller shall comply with (and shall procure the Company’s compliance with) the conduct of business provisions in Part 1 of Schedule 2 at all times during the Interim Period.
2.3	Subject to clause 2.4, the Seller shall not carry out (and shall procure that the Company does not carry out) any of the actions set out in Part 2 of Schedule 2, without the Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed) during the Interim Period.
2.4	Parts 1 and 2 of Schedule 2 shall not prevent (and the Seller shall subsequently not be liable under clauses 2.2 and/or 2.3 in respect of):
(a)	any matter reasonably undertaken by the Seller or the Company in an emergency or disaster situation or otherwise as a matter of urgency with the intention of minimising any adverse effect thereof;
(b)	the completion or performance of any obligations undertaken under any contract or arrangement entered into by the Seller (on behalf of the Company) or the Company prior to the date of this Agreement provided always that the obligation is completed or performed in the ordinary course; and/or

(c)	any matter undertaken at the written request of the Buyer or in accordance with the provisions of this Agreement and/or any Transaction Document.
2.5	Unless otherwise agreed between the parties, this Agreement shall automatically terminate and cease to have effect (except as provided in clause 2.6):
(a)	at 6.00pm on the Longstop Date, if the Conditions are not satisfied on or before that date; and
(b)	(unless waived by the Buyer in accordance with clause 2.12) immediately by written notice from the Buyer to the Seller in the event of a breach by the Seller of either of clauses 2.2 or 2.3 where the value attributable to such breach is in excess of £50,000 and either (i) such breach is incapable of remedy or (ii) if such breach is capable of remedy, it has not been remedied (at no cost to the Company) to the reasonable satisfaction of the Buyer by the date which is one Business Day prior to the Completion Date.
2.6	If this Agreement terminates in accordance with clause 2.5 or 6.2(c), it will immediately cease to have any further force and effect (and neither party will have any claim under this Agreement of any nature whatsoever against the other) except for:
(a)	clause 1 and Schedule 10 (Interpretation and definitions), clause 2.5 and this clause 2.6, clause 12 (Notices), clause 14 (Third party rights), clause 15 (Announcements), clause 16 (Confidentiality) and clause 17 (Entire agreement) to clause 25 (Process agent) (inclusive)), each of which shall remain in full force and effect; and
(b)	any rights, remedies, obligations or liabilities of the parties that have accrued before termination in respect of the provisions listed in clause 2.6(a) above.
2.7	The Buyer shall use best endeavours to procure (so far as it lies within its power so to do) that the TSXV Condition is satisfied as soon as possible and in any event before the Longstop Date and shall use best endeavours to obtain final TSXV approval to issue the Consideration Shares on an expedited basis and to ensure that the Consideration Shares are listed for trading on the TSXV on or promptly following issuance.
2.8	The Seller shall use best endeavours to procure (so far as it lies within its power so to do) that the EL Condition is satisfied as soon as possible and in any event before the Longstop Date.
2.9	The Buyer shall keep the Seller reasonably informed of progress throughout the Interim Period and shall submit, or procure the submission of a Form 5B Expedited Acquisition Filing Form requesting approval by the TSXV of admission of the Consideration Shares to trading at or within one Business Day following, the date of this Agreement.
2.10	The Seller shall keep the Buyer reasonably informed of progress relating to the EL Condition throughout the Interim Period.
2.11	The Buyer shall promptly notify the Seller (and the Seller shall promptly notify the Buyer) in writing if it (or he) becomes aware of any fact, event, matter or circumstance that has prevented or may reasonably be expected to prevent the TSXV Condition (or the EL Condition) from being satisfied.
2.12	The Buyer may, to the extent that it is legally entitled to do so and to such extent as it thinks fit (in its absolute discretion), waive its right to terminate under clause 2.5(b) by notice in writing to the Seller.
2.13	The Buyer shall notify the Seller in writing of the fulfilment of the TSXV Condition as soon as reasonably practicable following it becoming aware of such fulfilment and in any event within one Business Day of becoming so aware.

2.14	The Seller shall notify the Buyer in writing of the fulfilment of the EL Condition as soon as reasonably practicable following it becoming aware of such fulfilment and in any event within one Business Day of becoming so aware.
3	Sale and purchase of the Shares
3.1	Agreement to sell

At Completion the Seller agrees to sell the Shares and the Buyer agrees to buy the Shares with effect from Completion.

3.2	Rights attaching to the Shares

The Seller covenants with the Buyer that the Shares will be sold:

(a)	with full legal and beneficial title guarantee;
(b)	free from any Security Interest; and
(c)	together with all rights and benefits attaching or accruing to the Shares on or after the date of Completion including the right to receive all dividends and distributions declared, paid or made on or after the date of Completion.
3.3	Warranties relating to the Shares

The Seller warrants to the Buyer as at the date of this Agreement and at Completion that:

(a)	he is the sole legal and beneficial owner of the Shares;
(b)	the Shares will be sold free from any Security Interest;
(c)	he has the right to transfer the full legal and beneficial title to the Shares to the Buyer without the consent of any third party;
(d)	he has full legal power and authority to enter into and perform his obligations under this Agreement and each other Transaction Document to which he is to be a party; and
(e)	the obligations undertaken by him under this Agreement and the other Transaction Documents to which he is to be a party are legally binding on him,
4	Purchase Price
4.1	Purchase Price amount

The consideration for the sale of the Shares (Purchase Price) is, subject to any adjustment in accordance with this Agreement (in particular clause 4.3), the aggregate sum of £9,064,000, comprised of the following:

(a)	£4,200,000 payable on Completion (Initial Cash Purchase Price) in cash and in full to the Seller in accordance with clause 11.1; plus
(b)	subject to clause 4.2, the allotment and issue, credited as fully paid to the Seller on Completion of such number of Consideration Shares (excluding fractions) as have an aggregate Market Value nearest to (but not less than) £4,864,000 (based on the CAD / GBP exchange rate posted by the Bank of Canada on the day prior to the Completion Date).
4.2	Escrow

At Completion, such number of Consideration Shares (rounded down to the nearest whole share) with an aggregate Market Value equal to £2,266,000 (based on the CAD / GBP exchange rate posted by the Bank of Canada on the day prior to the Completion Date) will be deposited by the Buyer into the custody of the Escrow Agent (Escrow Account) and such Consideration Shares will be held subject to clause 4.5 of this Agreement and the terms of the Escrow Agreement (Escrow Shares).

4.3	Purchase Price adjustment

The Purchase Price shall be subject to adjustment as set out in Schedule 6 (Completion Accounts).

4.4	Provisions relating to the Consideration Shares
(a)	In this clause 4.4:

Consideration Shares means those Buyer Shares to be issued to the Seller in accordance with clause 4.1

Lock-up Period means the period of 4 months and 1 day from the Completion Date

Market Value means the market value of a Consideration Share calculated in accordance with clause 4.4(b)(i)

TSXV means the TSX Venture Exchange (or such other recognised exchanged the Buyer Shares trade on at such time)

(b)	The following provisions will apply to the Consideration Shares to be allotted under clause 4.1:
(i)	The Market Value of a Consideration Share issued under clause 4.1(b) or returned to the Buyer pursuant to clause 4.5 will be a price per share equal to the volume weighted average share price of a Buyer Share on the TSXV for the 10 trading day period ending on the day prior to Completion.

The aforementioned average share price shall be calculated by aggregating the daily volume weighted average share price of a Buyer Share at the close of business of each of the days during such 10 trading day period, each day after having been adjusted based on the following calculation, and agreed in writing by the Buyer and Seller prior to Completion:

A x(B/C)

A means the daily volume weighted average share price of a Buyer Share on any specific day

B means the daily volume of Buyer Shares traded on the TSXV on any specific day

C means the total volume of Buyer Shares traded on the TSXV over the full 10 day trading period.

(ii)	Consideration Shares allotted and issued to the Seller (including for the avoidance of doubt, the Escrow Shares) will carry the same rights as, and will rank equally in all respects with the Buyer Shares in issue as at the date of such allotment and issue of those Consideration Shares, including the right to receive all dividends declared, made or paid after such date, the right to vote and rights on liquidation.
(iii)	The Seller shall not, during the Lock-up Period, transfer, charge or otherwise dispose of any of the Consideration Shares, except (excluding any Escrow Shares), as may be permitted under applicable securities laws in Canada.

4.5	Escrow Shares - release and set-off
(a)	Release of Escrow Shares

Subject always to clauses 4.5(b) to 4.5(d) and the terms of the Escrow Agreement, the Escrow Shares (or a portion thereof) shall be held in the Escrow Account for a period of up to two years from the Completion Date and released to the Seller as follows:

(i)	on the First Release Date the Escrow Agent shall release the First Escrow Release to the Seller; and
(ii)	on the Second Release Date the Escrow Agent shall release the Second Escrow Release to the Seller.
(b)	Bad Leaver

Save as otherwise agreed between the Seller and Buyer:

(i)	if the Seller becomes a Bad Leaver at any time during the period beginning on the Completion Date and up to but excluding the first anniversary of Completion (First Relevant Period), the Buyer may, within the First Leaver Notice Period, provide written notice to the Seller, notifying the Seller that the Seller has ceased to be entitled to the Escrow Shares, following which the Buyer and Seller shall, as soon as reasonably practicable thereafter, jointly instruct the Escrow Agent (in accordance with the terms of the Escrow Agreement) to return to the Buyer for cancellation all Escrow Shares which would otherwise have been released to the Seller pursuant to this Agreement; or
(ii)	if the Seller becomes a Bad Leaver at any time during the period beginning on the date which is the first anniversary of Completion and up to but excluding the second anniversary of Completion (Second Relevant Period), then the Buyer may, within the Second Leaver Notice Period, provide written notice to the Seller, notifying the Seller that the Seller has ceased to be entitled to the Second Escrow Release, following which the Buyer and Seller shall as soon as reasonably practicable thereafter, jointly instruct the Escrow Agent (in accordance with the terms of the Escrow Agreement) to return to the Buyer for cancellation all Escrow Shares comprising the Second Escrow Release, noting that, for the avoidance of doubt, this sub-clause (ii) shall not affect the Seller's entitlement to the First Escrow Release.
(c)	Settled Claims

Save as otherwise agreed between the Seller and Buyer:

(i)	if, during the First Relevant Period, the Buyer has a Relevant Claim or Indemnity Claim which has either been:
(A)	agreed to in writing by the Seller during the First Relevant Period; or
(B)	finally determined by a court of competent jurisdiction during the First Relevant Period where the time period to lodge an appeal has lapsed, ((A) and (B) together, a First Settled Claim),

then, without prejudice to any other rights of the Buyer under this Agreement, as soon as reasonably practicable following written notice by the Buyer to the Seller of its intention to exercise its right of set-off under this clause 4.5(c)(i) and provided such notice has been served on the Seller prior to the expiry of the First Relevant Period, the Buyer and Seller shall jointly instruct the Escrow Agent (in accordance with the terms of the Escrow Agreement) to return to the Buyer (by way of set off) a number of Escrow Shares for cancellation which would otherwise be released to the Seller pursuant to clause 4.5(a) of this Agreement, up to a maximum number of Escrow Shares (excluding fractions) as have an aggregate Market Value nearest to (but not more than) the amount agreed or determined as being payable by the Seller in respect of a First Settled Claim; and/or

(ii)	if, during the Second Relevant Period, the Buyer has a Relevant Claim or Indemnity Claim which has either been:
(A)	agreed to in writing by the Seller during the Second Relevant Period; or
(B)	finally determined by a court of competent jurisdiction during the Second Relevant Period and the time period to lodge an appeal has lapsed, ((A) and (B) together, a Second Settled Claim),

then, without prejudice to any other rights of the Buyer under this Agreement, as soon as reasonably practicable following written notice by the Buyer to the Seller of its intention to exercise its right of set-off under this clause 4.5(c)(ii) and provided such notice has been served on the Seller prior to the expiry of the Second Relevant Period, the Buyer and Seller shall jointly instruct the Escrow Agent to return to the Buyer (by way of set off) from the Second Escrow Release, a number of Escrow Shares up to a maximum number of Escrow Shares (excluding fractions) as have an aggregate Market Value nearest to (but not more than) the amount agreed or determined as being payable by the Seller in respect of a Second Settled Claim, with the balance of Escrow Shares to be released in accordance with clause 4.5(a) (subject to any other application of clauses 4.5(b) to 4.5(d)).

(d)	Disputed Claims

Save as otherwise agreed between the Seller and Buyer:

(i)	If at any time before the date or dates on which the Seller shall be entitled to Escrow Shares, the Buyer has made a Relevant Claim (or Relevant Claims) or Indemnity Claim (or Indemnity Claims) against the Seller under this Agreement and the Relevant Claim(s) or Indemnity Claim(s) are not a First Settled Claim or a Second Settled Claim (Disputed Claim), then the Buyer shall be entitled to:
(A)	give notice to the Seller of the Disputed Claim, setting out details concerning the matter or circumstances giving rise to the Disputed Claim, and the Buyer's good faith, genuine and bona fide estimate of the amount of the Disputed Claim, which will be accompanied by a confirmation in writing by Qualifying Counsel that such Disputed Claim is, on balance of probabilities, likely to succeed, and that the estimate given by the Buyer is a reasonable estimate of the amount payable in respect of such Disputed Claim if successful (the Estimated Liability);
(B)	subject to first complying with (A) above, and in any event prior to the expiry of the Second Relevant Period, instruct the Escrow Agent to withhold such number of Escrow Shares as have an aggregate Market Value nearest to the Estimated Liability from the amount yet to be released to the Seller on the First Release Date or the Second Release Date (as the case may be) pending resolution of the Disputed Claim;

(C)	in the same instruction as (B) above, instruct the Escrow Agent that if:
1)	the Estimated Liability is lower than the aggregate Market Value of the Escrow Shares yet to be released to the Seller on the applicable Release Date, then an amount of Escrow Shares as have an aggregate Market Value nearest to the Estimated Liability shall be withheld from the Escrow Shares yet to be released to the Seller on the applicable Release Date (pending resolution of the Disputed Claim) and the remainder due to be released on the applicable Release Date shall be released to the Seller in accordance with the terms of this Agreement and the Escrow Agreement; and/or
2)	such instruction is made prior to the First Release Date and the Estimated Liability is higher than the aggregate Market Value of Escrow Shares which would otherwise be released to the Seller on the First Release Date, then an amount of Escrow Shares as have an aggregate Market Value nearest to the Estimated Liability shall be withheld from the Escrow Shares due to be released on the First Release Date and/or Second Release Date (pending resolution of the Disputed Claim) and the remainder of such Escrow Shares not subject to such withholding will be released to the Seller on the applicable Release Date; or
3)	the Estimated Liability is higher than the aggregate Market Value of Escrow Shares yet to be released to the Seller then all Escrow Shares shall be withheld pending resolution of the Disputed Claim.
(ii)	Where a Disputed Claim has been settled, and the amount payable to the Buyer, if any, has been determined by a settlement, the Buyer and Seller shall, as soon as reasonably practicable and within 5 Business Days from the date of settlement, jointly instruct the Escrow Agent to return to the Buyer (by way of set off) a number of Escrow Shares for cancellation as have an aggregate Market Value nearest to the amount determined, and the balance (if any) of the amount of Escrow Shares due to have been paid to the Seller on the applicable Release Date will be released to the Seller on the applicable Release Date (and if settlement occurs after the Second Release Date, on the same date as the Escrow Agent returns to the Buyer (by way of set off) the Escrow Shares referred to in this sub-paragraph, or 5 Business Days following the joint written notice (in the event no amount is payable to the Buyer in connection with the settled Disputed Claim)).
(iii)	A Relevant Claim or Indemnity Claim is deemed to be settled under clause 4.5(d)(ii) if:
(A)	it is agreed in writing by the Buyer to be withdrawn or discontinued;
(B)	the Seller and the Buyer agree in writing that it is;
(C)	it is decided by a court of competent jurisdiction and either no right of appeal lies or the time allowed for appeal has elapsed; or
(D)	the Buyer files a notice of acceptance of an offer made by the Seller under Part 36 of the Civil Procedure Rules 1998 or a notice of acceptance of an offer made by the Buyer under Part 36 of the Civil Procedure Rules 1998 is filed by the Seller.
4.6	Instructions

The Seller and the Buyer shall promptly give, or jointly give, all such instructions as are necessary to ensure the operation of the Escrow Account and the application of the Escrow Shares in accordance with clause 4.5.

4.7	Reduction in Purchase Price

Any payment made (or deemed made) by the Seller to the Buyer in respect of any Relevant Claim, Indemnity Claim, or any other claim under this Agreement and any exercise of the Buyer's right of set-off under clause 4.5 shall, to the extent possible, take effect as a reduction in the Purchase Price.

4.8	Transaction Fees

The Buyer shall procure that, as soon as reasonably practicable, and in any event within 3 Business Days following receipt of a relevant invoice, the Company make payments in the following amounts to the following persons to satisfy professional costs incurred by the Company in respect of services rendered by such persons in connection with the preparation of the Company for sale (and such payments shall be included as part of the trade creditors balance for the purposes of the Completion Accounts):

Recipient of Payment	Amount (£)
Xxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxx
Xxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxx
Xxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxx

5	Signing and Completion
5.1	Completion Date

Completion will take place on the second Business Day following the satisfaction of the Conditions (Completion Date) at the Seller's Solicitors' offices or such other date and place (or by such other method) as the Seller and the Buyer may agree.

5.2	Signing and Completion obligations

Each party shall comply with its exchange obligations set out at paragraphs 1 and 2 of Schedule 3 on the date of this Agreement. At Completion, each party shall comply with its obligations in paragraphs 3 to 5 (inclusive) of Schedule 3 (Exchange and Completion obligations).

5.3	Sale of all the Shares to be simultaneous

The Buyer is not obliged to purchase any of the Shares unless the purchase of all the Shares is completed simultaneously.

5.4	Power of Attorney
(a)	The Seller irrevocably and unconditionally appoints the Buyer by way of security as his lawful attorney (and to the complete exclusion of any rights that he may have in that regard) for the purpose of:
(i)	exercising any voting and other rights and receiving any benefits and entitlements which attach to or arise in respect of any of the Shares;

(ii)	receiving notices of and attending all meetings of any members of the Company; and
(iii)	generally approving or executing documents and doing any acts or things in relation to any of the Shares as the attorney thinks fit,

in each case from Completion until the date upon which the Buyer or its nominee is entered in the register of members as the holder of the Shares (to the complete exclusion of any rights that the Seller (or his estate) may have in that regard) and undertakes to ratify and confirm whatever the Buyer lawfully does or causes to be done under this power of attorney. For this purpose, the Seller authorises and instructs the Company to send all communications and payments in respect of the Shares to the Buyer during such period.

(b)	The Buyer may at any time and on more than one occasion appoint in writing a substitute or substitutes (jointly or severally) to act as the attorney of the Seller under this power of attorney (with the same powers and authority as the Buyer, (including, without limitation) the power and authority conferred by this clause 5.4(b) to appoint a substitute, as the attorney) and may delegate to an agent the exercise of any other power conferred by this power of attorney and to act concurrently with such agent. The Buyer may at any time revoke any such appointment in writing without giving any reason.
5.5	Tax schedule

The provisions of Schedule 8 (Tax) shall have effect from Completion.

6	Warranties
6.1	Giving of Warranties
(a)	The Seller warrants to the Buyer that except as Disclosed, each Warranty is true and accurate as at the date of this Agreement.
(b)	Each of the Warranties is separate and, unless specifically provided, is not limited by reference to any other Warranty or any other provision of this Agreement.
(c)	The Seller agrees that the supply of any information by or on behalf of the Company or any of its respective employees, directors, agents or officers (Officers) to the Seller or its advisers in connection with the Warranties, the Disclosure Letter or otherwise shall not constitute a warranty, representation or guarantee as to the accuracy of such information in favour of the Seller. The Seller unconditionally and irrevocably waives all and any rights and claims that it may have against the Company or the Officers on whom the Seller has, or may have, relied in connection with the preparation of the Disclosure Letter, or agreeing the terms of this Agreement, and further undertakes to the Buyer and the Company not to make any such claims, provided that no waiver shall be deemed given or liability excluded under this sub-clause in respect of any liability of the Company and/or its Officers for fraud or fraudulent misrepresentation.
(d)	For the avoidance of doubt, the rights and remedies of the Buyer in respect of any Claim or Tax Claim shall not be affected by Completion.
6.2	Interim Period and repetition of Warranties
(a)	The Seller further warrants to the Buyer that, except as Disclosed, each of the Warranties will be true and accurate at the Completion Date by reference to the facts and circumstances then subsisting. Any reference made to the date of this Agreement (whether express or implied) in relation to any Warranty shall be construed, in connection with the repetition of the Warranties, as a reference to the Completion Date.

(b)	If at any time during the Interim Period, the Seller becomes aware of a fact or circumstance which constitutes (or which is reasonably expected to constitute) a breach of a Warranty under clause 6.1(a) it shall promptly:
(i)	notify the Buyer in writing of the relevant fact or circumstances; and
(ii)	if requested by the Buyer, use all reasonable endeavours to remedy or prevent (as the case may be) the notified breach or anticipated breach.
(c)	If at any time during the Interim Period it becomes known that: (i) a Warranty given under clause 6.1(a) has been breached and which has or is reasonably likely to have a Significant Impact, or (ii) a Key Warranty has been breached, or (iii) circumstances and matters have arisen during the Interim Period which do not give rise to a breach of Warranty under clause 6.1(a), on the basis that such Warranties are given at the date of this Agreement, but would give rise to a breach of Warranty had the Warranties been repeated throughout the Interim Period and where such breach has or is reasonably likely to have a Significant Impact, the Buyer may (at its sole discretion and without prejudice to any other rights or remedies it has, including the right to claim damages for breach of this Agreement):
(i)	terminate this Agreement by notice in writing to the Seller (in which case clause 2.6 shall apply), provided that the Buyer shall first afford the Seller the opportunity to remedy any such breach to the Buyer's reasonable satisfaction (to the extent capable of remedy) up to the date which is one Business Day prior to Completion; or
(ii)	proceed to Completion.
(d)	If at any time during the Interim Period it becomes known that any Warranty given under clause 6.1(a) has been breached or circumstances and matters have arisen during the Interim Period which do not give rise to a breach of Warranty under clause 6.1(a), on the basis that such Warranties are given at the date of this Agreement, but would give rise to a breach of Warranty had the Warranties been repeated throughout the Interim Period, and such breach is not reasonably likely to have a Significant Impact, the Buyer shall proceed to Completion, without prejudice to its right to claim damages for breach of Warranty given under clause 6.1(a) and provided always that any information provided to the Buyer under clause 6.2(b) shall not be capable of qualifying a breach of a Warranty given under clause 6.1(a).
6.3	Disclosure

The Warranties given under clause 6.1(a) are qualified to the extent of the matters Disclosed in the Disclosure Letter and/or the Data Room Documents. The Warranties given under clause 6.2(a) are qualified to the extent of matters Disclosed in the Disclosure Letter and/or the Data Room Documents. For this purpose, Disclosed means disclosed in the Disclosure Letter and/or Data Room Documents with sufficient detail to enable a reasonably diligent purchaser of the Shares to identify the nature and scope of the matter disclosed.

6.4	Awareness Warranties

Any Warranty which is qualified by the expression "so far as the Seller is aware" or any similar expression shall be deemed to include a statement that such awareness means the actual knowledge of the Seller having made reasonable enquiries of each of the Employees and (in relation to the Tax Warranties and the Warranties in paragraph 2.1 of Schedule 4 only), having made reasonable enquiries of Xxxxxxxxxxxxxxxxxxxxxxx.

6.5	Buyer Warranties and Limitations

(a)	The Buyer warrants to the Seller that the Buyer Warranties are true and accurate as at the date of this Agreement and will be true and accurate (by reference to the facts and circumstances then subsisting) at the Completion Date. Any reference made to the date of this Agreement (whether express or implied) in relation to any of the Buyer Warranties shall be construed, in connection with the repetition of the Buyer Warranties, as a reference to the Completion Date.
(b)	Save where expressly stated otherwise:
(i)	the maximum liability of the Buyer for all claims for breach of any Buyer Warranty, including Expenses and the costs and expenses reasonably and properly incurred by the Seller in bringing a claim for breach of any Buyer Warranty shall not exceed the amount set out in paragraph 2.1 of Schedule 5; and
(ii)	the Buyer shall cease to be liable for any claims for breach of any Buyer Warranty, unless the Seller validly serves notice on the Seller (specifying in reasonable detail the nature of the breach of Buyer Warranty and, so far as is practicable, the amount claimed in respect of it) on or before the date that is xxxxxxxxxxxxxxxxxxxxxxxx.
7	Limitations on Seller’s liability

Save where expressly stated otherwise, the liability of the Seller under this Agreement is limited by the limitations as set out in Schedule 5 (Limitations on liability).

8	Indemnities
8.1	Without limiting any other rights or remedies the Buyer may have, the Seller shall indemnify the Buyer against, and shall pay to the Buyer a sum equal to all liabilities, reasonable and proper costs and expenses, damages and losses suffered or incurred by the Buyer (excluding any internal management costs) in respect of the following matters:
(a)	any losses arising as a result of civil claims brought by Employees, where such losses arise as a result of a breach or alleged breach by the Company of the Employers' Liability (Compulsory Insurance) Act 1969 prior to Completion;
(b)	any fine imposed on the Company or any losses arising from any enforcement or criminal action brought by the Health and Safety Executive or other Authority, arising as a result of the Company not having in place an employer’s liability insurance policy prior to Completion;
(c)	any fine imposed on the Company in the 12 month period following Completion by the Health and Safety Executive or other Authority, arising as a result of the Company not having in place, prior to Completion, any policies in respect of health and safety under section 2(3) of the Health and Safety at Work etc Act 1974;
(d)	any losses arising as a result of civil claims made against the Company in the 12 month period following Completion, arising as a result of the Company’s failure to have in place, prior to Completion, policies in respect of health and safety under the Health and Safety at Work etc Act 1974;
(e)	any claim brought by any Employee which is directly attributable to the failure by the Company to have in place a formal grievance and disciplinary procedure or policy prior to Completion;

(f)	any claim brought by any Employee in respect of any unpaid holiday/sick pay arising from any such Employee of the Company being treated as self-employed prior to Completion;
(g)	any claim arising as a direct result of the failure by the Company to have in place prior to Completion a public liability insurance policy and/or a products liability insurance policy provided that the Buyer shall, as a condition to enforcing this indemnity,
(i)	use reasonable endeavours to recover the loss under its existing public liability and/or products liability insurance policies (but the Buyer shall be under no obligation to buy new or extend existing insurance policy(ies) specifically to cover this risk); and/or
(ii)	in connection with products liability only, first use reasonable endeavours to recover any loss arising against any relevant supplier to the Company/contract manufacturer of the Company.
(h)	any claim brought by any Employee in respect of employment status as a result of his/her engagement as a consultant by the Company prior to being employed by the Company;
(i)	any claim brought by any Employee and resultant additional compensation awarded as a direct result of an Employment Tribunal or Court finding that the period whilst engaged as a consultant by the Company should count towards the period of continuous employment as an Employee;
(j)	any fines or penalties incurred by the Company as a result of civil claims brought by and third party or enforcement action instigated by the Information Commissioner’s Office, in each case arising as a direct result of the failure of the Company to have in place prior to Completion any policies relating to Data Protection Laws.
8.2	Except for any Indemnity Claim made under clauses 8.1(a) and 8.1(b), the Seller shall cease to be liable for any Indemnity Claim unless notice of such Indemnity Claim has been validly served on the Seller by the first anniversary of the date of this Agreement. The Seller shall cease to be liable for any Indemnity Claim made under clauses 8.1(a) and 8.1(b) unless notice of such Indemnity Claim has been validly served on the Seller by the second anniversary of the date of this Agreement.
8.3	The Buyer shall reimburse the Seller forthwith an amount equal to any amount paid by the Seller in respect of any Indemnity Claim which is subsequently recovered by or paid to the Buyer's Group by any third party (including, for the avoidance of doubt, any insurer or underwriter) in respect of the matter giving rise to the Indemnity Claim.
8.4	If the Buyer makes any Indemnity Claim, the Buyer shall, and shall ensure that the Buyer's Group shall allow the Seller and his duly authorised representatives and professional advisers access for the purposes of the relevant Indemnity Claim to any relevant records and information of the Buyer's Group and permit the Seller and his representatives and advisers to make copies (at their own cost) of those records and information.
8.5	If the Buyer becomes aware of any third party claim which could form the basis of an Indemnity Claim, the Buyer:
(i)	shall notify the Seller of the circumstances surrounding such third claim without delay within 5 Business Days of the Buyer or any member of the Buyer's Group becoming aware of such potential claim, and in any event prior to taking any material step to defend any third party claim made against any member of the Group, or to compromise, settle or waive any right in relation to such third party claim made against the Group;

(ii)	shall provide (and shall procure that any other member of the Buyer's Group provides) the Seller with such information as the Seller may reasonably require relating to such potential claim and shall keep the Seller fully informed of any material development in the conduct of any potential claim; and
(iii)	subject to the Seller indemnifying the Buyer in respect of the Buyer’s Expenses and the costs and expenses reasonably and properly incurred by the Buyer, shall not (and shall procure that the no other member of the Buyer's Group shall) compromise, settle or waive any right or admit any liability in relation to that potential claim without the written consent of the Seller (not to be unreasonably withheld).
8.6	The Buyer shall not be entitled to claim for any punitive, indirect or consequential loss or for any loss calculated by reference to profits (whether direct or indirect), income, production or accruals or loss of such profits, income, production or accruals or loss of business opportunities or anticipated savings in respect of any Indemnity Claim.
8.7	Nothing in this clause 8 shall be deemed to relieve the Buyer from its common law duty to mitigate its loss.
8.8	Neither the Buyer nor any member of the Buyer Group shall be entitled to recover damages or any other amount in respect of any Indemnity Claim or otherwise obtain reimbursement or restitution more than once in respect of the same matter, loss or liability and for this purpose any payment by the Seller pursuant to an Indemnity Claim shall be deemed to satisfy any Claim and/or Tax Claim in respect of the same matter and vice versa.
8.9	Save where expressly stated otherwise, the limitations set out in Schedule 5 shall not apply in relation to any Indemnity Claim.
9	Restrictive covenants
9.1	Definitions

In this clause 9, unless the context otherwise requires:

Restricted Area means the United Kingdom

Restricted Person means any person who is at Completion, or who has been at any time during the period of one year immediately preceding the Completion Date, employed or directly or indirectly engaged by the Company

Restricted Period means the period of xxxxxxxxxxxxxxxxxxxxxxxx

Restricted Products

xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx

xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx

xxxxxxxxxxxxxxxxxxxxxxx

9.2	Giving of restrictive covenants

Subject to clause 9.3, the Seller agrees with the Buyer that he shall not, during the Restricted Period:

(a)	in the Restricted Area and in competition with the business, carry on, or be engaged, concerned or interested in, any business which is involved in the sale or supply of Restricted Products and which is in competition with any part of the Business as carried on at the Completion Date;
(b)	offer employment to, enter into a contract for the services of, or otherwise entice or attempt to entice away from the Company, any Restricted Person for the purposes of involvement in any business involved in the sale or supply of Restricted Products, or procure or facilitate the making of any such offer or attempt by any other person; and
(c)	have any business dealings with, or solicit, entice or attempt to entice away, any person who has within the year prior to the Completion Date, been a supplier of the Company, if such dealings, solicitation or enticement causes or is reasonably likely to cause such supplier to cease supplying, or to materially reduce its supply of goods or services to the Company or to materially vary adversely the terms upon which it conducts business with the Company.
9.3	Exceptions to the restrictive covenants

Clause 9.2 shall not prevent the Seller:

(a)	holding or being interested in up to 5% of the issued share capital of a company listed on a recognised investment exchange (as defined by section 285 of the Financial Services and Markets Act 2000) or the Alternative Investment Market of the London Stock Exchange;
(b)	performing any of his obligations under this Agreement or any other Transaction Document;
(c)	for the avoidance of doubt, holding the Consideration Shares or any other shares in the issued share capital of the Buyer;
(d)	carrying out any relevant duties or activities in the Seller's capacity as an employee and/or director of the Company at any time;
(e)	employing or engaging any person responding to a bona fide advertisement for a post available to the public generally, or through an employment agency; or
(f)	carrying on or being engaged, employed or otherwise interested in any business which is involved in the sale or supply of Restricted Products after such time as the Buyer ceases to carry on or be engaged or economically interested in such activities.
9.4	Restrictions relating to business names
(a)	The Seller agrees with the Buyer that he shall not, other than through the Company, use or procure the use in connection with any business (other than the business of the Company) of:
(i)	the name "Xxxxxxxxxxxxxxxxxxxxxxxx" or any other name reasonably likely to be confused with any such name;
(ii)	any of the words "Xxxxxxxxxxxxxxxxxx”;
(iii)	any trade or service mark, business or domain name, design or logo which, at Completion, is being or has been used by the Company in connection with the Business; or

(iv)	anything which, in the reasonable opinion of the Buyer, will cause confusion with any of the words, marks, names, designs or logos referred to in clause 9.4(a)(i) through clause 9.4(a)(iii)(inclusive).
9.5	Enforceability
(a)	The undertakings in clause 9.2 and clause 9.4 are intended for the benefit of, and shall be enforceable by, each of the Buyer and the Company and shall apply to actions carried out by the Seller in any capacity (including as shareholder, partner, director, principal, consultant, officer, agent or otherwise) and whether directly or indirectly, on its own behalf or on behalf of, or jointly with, any other person.
(b)	The parties acknowledge that the Seller has confidential information relating to the Business and that the Buyer is entitled to protect the goodwill of the Business as a result of buying the Shares. The Seller accordingly agrees that the restrictions in this clause 9 are fair and reasonable.
(c)	Each of the undertakings in clause 9.2 and clause 9.4 is a separate undertaking by the Seller and shall be enforceable by the Buyer and the Company separately and independently of their right to enforce any one or more of the other undertakings contained in that clause. Nevertheless, if any of the restrictions are found to be void but would be valid if reduced in scope or deleted in part, the relevant restriction shall apply with such reduction or deletion as is necessary to make it valid and enforceable.
(d)	The consideration for the undertakings in clause 9.2 and clause 9.4 is included in the Purchase Price.
10	Further assurance

The Seller, on written request by the Buyer served during the period of 6 months following Completion, shall (and shall use reasonable endeavours to procure that any relevant third party shall) promptly execute and deliver such documents and do such acts and things as the Buyer may reasonably require to transfer the Shares to the Buyer on the terms set out in this Agreement, provided always that nothing in this Agreement will oblige the Seller to pay stamp duty or stamp duty reserve tax in respect of the transfer of the Shares which shall be the sole responsibility of the Buyer.

11	Payments
11.1	Any amounts payable to the Seller under this Agreement must be paid from the Buyer Account by electronic funds transfer for same day value into the following account of the Seller's Solicitors (or any other account notified to the Buyer in writing by the Seller for this purpose from time to time) (Seller Account):
Xxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxx
Xxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx
Xxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx
Xxxxxxxxxx	xxxxxxxx
Xxxxxxxxxxxxxxx	xxxxxxxx
11.2	The Seller's Solicitors are irrevocably authorised by the Seller to receive any amount payable to the Seller under this Agreement and the receipt of any amount so paid in the Seller Account will be a valid discharge for the Buyer for the relevant amount.
11.3	Any amounts payable to the Buyer under this Agreement must be paid by electronic funds transfer for same day value into the following account of the Buyer's Solicitors (or any other account notified to the Seller in writing by the Buyer for this purpose from time to time) (Buyer Account):

Xxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxx
Xxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx
Xxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx
Xxxxxxxxxx	xxxxxxxx
Xxxxxxxxxxxxxxx	xxxxxxxx
11.4	The Buyer's Solicitors are irrevocably authorised by the Buyer to receive any amount payable to the Buyer under this Agreement and receipt of any amount so paid in the Buyer Account will be a valid discharge for the Seller for the relevant amount.
11.5	Any amounts payable to the Company under this Agreement must be paid by electronic funds transfer for same day value into the following account of the Company (Company Account):
Xxxxxxxxxxxxx	Xxxxxxxxxxx
Xxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx
Xxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx
Xxxxxxxxxx	xxxxxxxx
Xxxxxxxxxxxxxxx	xxxxxxxx
12	Notices
12.1	Any notice, consent, request, approval, settlement, election, proposal, claim form (including particulars of claim) for the purposes of serving proceedings or other communication under or in connection with this Agreement (Notice) will be:
(a)	in English;
(b)	in writing; and
(c)	shall be:
(i)	sent by email; or
(ii)	delivered by:
(A)	hand; or
(B)	internationally recognised courier service; or
(C)	sent by pre-paid first class post or another next working day delivery service,

to an address in the UK providing proof of postage or delivery.

12.2	Notices may not be delivered by fax.
12.3	Any Notice to the Seller will be sent to the following addresses, or such other address in the UK as the Seller may notify to the Buyer from time to time (with a copy of such Notice to be sent to Xxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx and Xxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx at Xxxxxxxxxxxxxxxxxxxxx, xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx, but failure to serve a copy of such Notice to such persons shall not make such Notice itself invalid):

Party:	Vithursxxxxxxxxxxxxxxx
Address:	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx
Email address:	xxxxxxxxxxxxxxxxxxx

12.4	Any Notice to the Buyer can be sent either in accordance with clause 25, or to the following addresses, or such other address as the Buyer may notify to the Seller from time to time (with a copy of such Notice to be sent to Matthew Stratton xxxxxxxxxxxxxxxxxxxxxxxxxxxx and Robert Jappie xxxxxxxxxxxxxxxxxxxxxxxxx at Xxxxxxxxxxxxxxxxxxxxx, Aldgate Tower, 2 Leman Street, London E1 8QN, but failure to serve a copy of such Notice to such persons shall not make such Notice itself invalid):
Party:	High Tide Inc.
Address:	11127 15th Street, Northeast Suite, 111-113 Calgary, AB T3K 2M4 Canada
For the attention of:	Xxxxxxxxxx
Email address:	xxxxxxxxxxxxxxxxxxx

12.5	A Notice will be effective on receipt and, in the absence of evidence of earlier receipt, will be deemed to have been received:
(a)	at the time of delivery if delivered by hand or courier service;
(b)	if sent by email, at the time of transmission; or
(c)	if sent by pre-paid first class post or another next working day delivery service providing proof of postage or delivery to an address in the UK, at 9.00 am on the second Business Day after posting or at the time recorded by the delivery service, save that if this means that any Notice would otherwise be deemed to be received outside normal business hours (normal business hours for this purpose being between 9.00 am and 5.00 pm on a Business Day at the place of receipt of the Notice), such Notice will be deemed to be received at the start of normal business hours on the next Business Day.

12.6	For the avoidance of any doubt, the parties have, in this clause 12, contracted out of the service provisions of the Civil Procedure Rules, as permitted by CPR 6.11.
13	Assignment
13.1	Subject to clause 13.2, no right, interest, or obligation arising under this Agreement may be assigned, transferred or otherwise disposed of or dealt with, in whole or in part, by any party without the prior written agreement of the other parties.
13.2	The Buyer may, without the need to obtain the consent of the Seller assign the benefit of this Agreement, in whole or in part, at any time and on more than one occasion:
(a)	to any member of the Buyer's Group, save that if the assignee ceases to be a member of the Buyer's Group, the Buyer shall first ensure that the assignee reassigns the benefit that has been assigned to it under this clause 13 to the Buyer (or another member of the Buyer's Group); and/or

(b)	by way of security for the benefit of any person who provides bank or other facilities to any member of the Buyer's Group in connection with the transactions effected under this Agreement, and any such security or encumbrance may be enforced or released.
13.3	If there is an assignment or encumbrance under this clause 13:
(a)	the amount of loss or damage or other amount recoverable by the assignee or encumbrancer shall be no greater than would have been the case had such assignment or encumbrance not taken place; and
(b)	subject at all times to 13.3(a) above, the assignee or transferee may enforce this Agreement as if it were named in this Agreement as the Buyer, but the Buyer shall remain liable for any obligations under the Agreement.
13.4	The Buyer shall promptly give notice to the Seller of assignment by it under this clause 13.
14	Third party rights
14.1	Unless this Agreement expressly states otherwise (which includes any provision expressed to be in favour of any person who is not a party), a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of, or enjoy any benefit under, this Agreement.
14.2	This Agreement may be terminated, and any provision of it amended or waived, without the consent of any person who is not a party to this Agreement but who has the right to enforce any of its terms under this clause 14.
15	Announcements
15.1	Subject to clause 15.2 and save for the press announcement in the agreed form (Press Announcement), no announcement or circular relating to the existence or subject matter of this Agreement or any ancillary matter shall be made or issued by or on behalf of:
(a)	the Seller without the prior written approval of the Buyer; or
(b)	the Buyer or any member of the Buyer's Group without the prior written approval of the Seller,

in either case, such approval not to be unreasonably withheld or delayed.

15.2	Any party may make an announcement concerning the sale or purchase of the Shares or any ancillary matter:
(a)	if required by the law of any relevant jurisdiction;
(b)	if required by any regulatory body to which it is subject; or
(c)	if required by any securities exchange on which its shares (or those of its holding company) are listed,

provided that:

(d)	prior to making any such announcement, the relevant party shall, to the extent permitted by law, take all reasonable steps to agree the contents of such announcement with the other party before its release; and
(e)	the relevant party shall notify the other party of any such announcement made.
16	Confidentiality

16.1	Subject to clause 16.2, each party shall treat as strictly confidential, and not disclose or use, any information or trade secrets received or obtained as a result of entering into or performing this Agreement and the other Transaction Documents which relates to:
(a)	the existence and the provisions of this Agreement and the other Transaction Documents;
(b)	the negotiations relating to this Agreement and the other Transaction Documents;
(c)	(in the case of the Buyer only) the business, customers, clients, suppliers, financial and other affairs of the Seller; and
(d)	(in the case of the Seller only) the business, customers, clients, suppliers, financial and other affairs of the Company and the Buyer's Group.
16.2	Clause 16.1 shall not prohibit disclosure or use of any information which would otherwise be treated as confidential if and to the extent:
(a)	the disclosure or use is required by the law of any relevant jurisdiction;
(b)	the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other Transaction Document;
(c)	the disclosure or use is required by any regulatory body to which any party is subject;
(d)	the disclosure or use is required by any securities exchange on which the shares or other securities of the disclosing party or its holding company are listed or traded;
(e)	the disclosure is made to any Tax Authority in connection with the tax affairs of the disclosing party or with a "reportable cross-border arrangement" as defined in The International Tax Enforcement (Disclosable Arrangements) Regulations 2020 as amended by The International Tax Enforcement (Disclosable Arrangements) (Amendment) (No. 2) (EU Exit) Regulations 2020 or Council Directive (EU) 2018/822;
(f)	the disclosure is made on a strictly confidential basis to the professional advisers, auditors and/or bankers of the disclosing party;
(g)	the information has become publicly available through no fault of the disclosing party;
(h)	the other party has given prior written approval to the disclosure or use by the disclosing party; or
(i)	the disclosure is to a member of the Buyer's Group (in the case of the Buyer) which accepts restrictions in the terms of this clause 16,

provided that any disclosure or use of any information under any of clauses 16.2(a) to 16.2(e) (inclusive) shall, to the extent permitted by law and subject to legal professional privilege (including litigation privilege and/or legal advice privilege) and as is otherwise reasonable and practicable in the circumstances, be made by the disclosing party only after notice to the other party.

17	Entire agreement
17.1	This Agreement (together with the other Transaction Documents) sets out the entire agreement and understanding between the parties to them in connection with the subject matter of this Agreement and matters described in the other Transaction Documents.
17.2	Without affecting clause 17.1, this Agreement (together with the other Transaction Documents) supersedes all, if any, prior negotiations, representations, undertakings and agreements (whether oral or written) on any matter which is the subject of this Agreement or any of the other Transaction Documents.

17.3	Each of the parties acknowledges that it is not relying on any statement, warranty, representation, undertaking, collateral contract or other assurance given or made by or on behalf of any of the other parties or the Company (or any of their respective agents, officers, employees and advisers) in relation to the subject matter of this Agreement which is not expressly set out in this Agreement or the other Transaction Documents (Non-contractual Assurance).
17.4	No party shall have any claim or remedy in respect of any Non-contractual Assurance. To the extent that any of the parties has been given any Non-contractual Assurance (including, for the avoidance of doubt, any innocent or negligent misrepresentation or misstatement), the relevant party unconditionally waives any claims, rights or remedies which it might otherwise have in relation thereto.
17.5	Nothing in this clause 17 or otherwise under this Agreement shall exclude or limit any liability for, or remedy in respect of, fraud or fraudulent misrepresentation.
18	Alterations and Waivers
18.1	Any alteration to this Agreement must be in writing, refer specifically to this Agreement and be duly executed by each party.
18.2	Any waiver shall apply only to the circumstances for which it is given and shall not be deemed a waiver of any subsequent breach or default.
18.3	Subject to any limitations or restrictions on the Buyer pursuant to the terms of this Agreement, a failure or delay by any person to exercise any right or remedy provided under this Agreement or by law shall not constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict any further exercise of that or any other right or remedy. No single or partial exercise of any right or remedy provided under this Agreement or by law shall prevent or restrict the further exercise of that or any other right or remedy.
19	Severability
19.1	If any provision in this Agreement is or at any time becomes invalid, illegal or unenforceable in whole or in part, the relevant provision (or part of it), to the extent that it is invalid, illegal or unenforceable, shall not apply and shall be deemed not to form part of this Agreement.
19.2	The validity, legality and enforceability of the remainder of this Agreement shall not, subject to any modification or deletion under clause 19.1, be affected, provided that the operation of this clause 19 would not negate the commercial intention of the parties in entering into this Agreement.
20	Counterparts
20.1	This Agreement may be entered into in the form of two or more counterparts, each executed by one or more of the parties but shall not be effective until all parties have executed at least one counterpart.
20.2	Each counterpart shall be an original of this Agreement and all the counterparts taken together shall constitute one instrument.
21	Payment of costs

Except where this Agreement or another Transaction Document provides otherwise, each party shall pay his/its own costs and expenses incurred in relation to the preparation, negotiation, entering into and completion of this Agreement and each Transaction Document.

22	Continuing effect of this Agreement

All provisions of this Agreement and each other Transaction Document shall, so far as they are capable of being performed or observed, continue in full force notwithstanding Completion.

23	Governing law
23.1	This Agreement shall be governed by and construed in accordance with English law.
23.2	All claims and disputes (including non-contractual claims and disputes) arising out of or in connection with this Agreement, its subject matter, negotiation or formation shall be determined in accordance with English law.
23.3	If in any court any party argues that a court other than the courts of England and Wales (English courts) has jurisdiction to determine any claims or disputes (including any non-contractual claims or disputes) arising out of or in connection with this Agreement, that issue shall be determined in accordance with English law, and any right that any person might otherwise have to rely upon the law of the forum or any other law is irrevocably and unconditionally waived.
24	Submission to jurisdiction
24.1	Each party irrevocably submits to the exclusive jurisdiction of the English courts in relation to all matters (including non-contractual matters) arising out of or in connection with this Agreement.
24.2	Each party irrevocably waives any right that it may have to object on any ground to an action being brought in the English courts, to claim that the action brought in the English courts has been brought in an inconvenient forum, or to claim that the English courts do not have jurisdiction (and the waiver contained in this clause 24.2 includes a waiver of all formal and substantive requirements of any otherwise competent jurisdiction in relation to this clause 24.2).
24.3	Each party undertakes not to contest in any court in any jurisdiction the enforcement in that jurisdiction of any judgment of the English courts against it on the ground that the English courts did not have jurisdiction over it or that service of process (being service in accordance with clause 12 (Notices)) was invalid or ineffective or resulted in it not having due or adequate notice of the proceedings.
25	Process Agent
25.1	The Buyer:
(a)	irrevocably appoints Ince Process Agents Limited (company number 05595740), and any successor in business, of Aldgate Tower, 2 Leman Street, London, E1 8QN in England (Process Agent) as its agent to accept service of any process in England and Wales in relation to any document initiating or otherwise connected with any court proceedings arising out of or in connection with this Agreement;
(b)	agrees to notify the Seller in writing of any change of address of such Process Agent within 10 Business Days of the change of address; and
(c)	if such Process Agent ceases to be able to act under this clause 25 or ceases to have an address in England and Wales, irrevocably agrees to appoint a replacement process agent (New Process Agent) reasonably acceptable to the Seller of such appointment, and after such appointment reference to the Process Agent in this clause shall be read as reference to the New Process Agent and to give to the Seller notice of such appointment within 10 Business Days.
25.2	Any such document shall be validly served on the Buyer by being sent by pre-paid first class post to or delivered to the Process Agent or left at the Process Agent's address set out in this clause 25, whether or not forwarded to or received by the Buyer.
25.3	Without affecting the effectiveness of service under any other method set out in clause 12 (Notices), service of such process upon the Process Agent at its address given in clause 25.1 or elsewhere within the jurisdiction of the English courts for the time being in force shall constitute good service on the Buyer.

26	Option

The Buyer shall issue, at Completion, a grant of an option to the Seller to purchase 25,000 common shares of the Buyer, which shall have an option price equal to the closing market price on the day immediately prior to Completion. The terms and conditions shall be as generally provided to other executives of the Buyer pursuant to High Tide’s Stock Option Plan as presently constituted.

Executed as a deed by the parties on the date of this Agreement.

Schedule 1

The Company

Name:	Enigmaa Ltd.
Registered number:	11300413
Date of incorporation:	10 April 2018
Country of incorporation:	England and Wales
Registered office:	71-75 Shelton Street London Greater London WC2H 9JQ
Issued share capital:	Amount: £1.00 Divided into: 100 Ordinary shares of £0.01 each held legally and beneficially by Vithursxxxxxxxxxxxxxxx
Directors:	Vithursxxxxxxxxxxxxxxx
Secretary:	Vithursxxxxxxxxxxxxxxx
Auditors:	N/A
Accounting reference date:	30 April
Mortgages/charges:	None

Schedule 2

Conduct of Business

Part 1 Conduct of business during the Interim Period

At all times during the Interim Period, the Seller shall use all reasonable endeavours to:

1.	procure that the Company carries on the Business in the normal course as it is carried on immediately prior to the date of this Agreement;
2.	maintain the trade and trade connections of the Company; and
3.	reasonably promptly provide the Buyer, its agents and representatives (at the sole cost and expense of the Buyer) with such information relating to the business and affairs of the Company, and such access to their books and records, as the Buyer may reasonably require.

Part 2 Matters subject to the Buyer's consent

During the Interim Period, the Seller shall procure that except with the prior written consent of the Buyer (not to be unreasonably withheld, conditioned or delayed), the Company shall not (nor shall it agree to):

1.	dispose of any material asset with a book value in excess of xxxxxxxx;
2.	enter into, modify or agree to terminate any contract with a Material Supplier or any contract with a prospective supplier where such expenditure in respect of such contract is in excess of 5% of expenditure of the Company for the financial year;
3.	incur any capital expenditure in excess of xxxxxxxx;
4.	allot any shares or other securities or repurchase, redeem or agree to repurchase or redeem any of its shares;
5.	pass any members’ resolution;
6.	borrow any sum in excess of the amounts available to it at the date of this Agreement;
7.	other than in the ordinary course of business, make any loan or cancel, release or assign any indebtedness owed to it or any claims held by it;
8.	declare or pay any dividend or make any other distribution of its assets;
9.	make any alterations to the terms of employment or engagement (including pension benefits and other benefits) of any of its Directors, Employees or Workers;
10.	dismiss any of its Employees or employ or engage (or offer to employ or engage) or provide any non-contractual benefit to any person;
11.	enter into any financial or performance guarantee, or any similar security or indemnity;
12.	commence any legal proceedings;
13.	enter into or terminate or vary any agreement relating to its Intellectual Property Rights;
14.	pay any management charge or incur any other liability to the Seller (directly or indirectly);
15.	vary the terms on which it holds the Property (save to the extent it is required to do so by the relevant landlord); or

make any material change to the accounting procedures, principles or policies by reference to which its accounts are drawn up.

Schedule 3

Exchange and Completion obligations

Exchange:
1	The Seller’s obligations

The Seller shall deliver, or shall procure that the following documents or other items are delivered, to the Buyer on the date of this Agreement:

(a)	duly executed Disclosure Letter signed by the Seller;
(b)	NatWest bank statement dated on the date which is 1 Business Day prior to the date of this Agreement;
(c)	a sole director written resolution of the Company, approving the form of the other Transaction Documents; and
(d)	a shareholder's written resolution of the Company, approving the director's conflict.
2	The Buyer’s obligations

The Buyer shall deliver, or shall procure that the following documents or other items are delivered, to the Seller on the date of this Agreement:

(a)	board resolutions of the Buyer approving the Transaction Documents;
(b)	a fully populated Form 5B Expedited Acquisition Filing Form (excluding the section relating to the number of shares to be issued on closing) in the agreed form to be submitted in accordance with clause 2.8 of this Agreement; and
(c)	duly executed Disclosure Letter signed by the Buyer.

Completion:

3	The Seller's obligations
3.1	The Seller shall deliver, or shall procure that the following documents or other items are delivered, to the Buyer at or before Completion:
(a)	Stock transfer form:

a duly executed stock transfer form for the Shares in favour of the Buyer;

(b)	Share certificates:

the share certificate for the Shares in the name of the Seller;

(c)	Transaction Documents:

The following Transaction Documents duly executed by the Seller:

(i)	the Shareholders' Agreement;
(ii)	the Service Agreement;
(iii)	the Deed of IP Assignment;

(iv)	the Escrow Agreement;
(v)	release of claims that the Seller has against the Company in the agreed form (Release of Claims);
(vi)	a letter from the Seller, in agreed form, confirming that he has ceased to be a registrable relevant legal entity (within the meaning of section 790C of the CA 2006) in relation to the Company;
(vii)	a resignation letter of the Seller as secretary of the Company in the agreed form (Secretary Resignation Letter); and
(viii)	a ratification shareholder written resolution in the agreed form (Shareholder Resolution).
(d)	Books, documents and records:

The statutory books (written up to the time immediately prior to Completion);

(e)	Other:
(i)	for the Company, the authentication codes for online filing at Companies House and confirmation as to whether the Company is registered for Protected Online Filing at Companies House;
(ii)	the username and password set for each social media account and bank account and any other website used by or on behalf of the Company;
(iii)	Data Room File Share;
(iv)	NatWest bank statement dated on the date which is 1 Business Day prior to the Completion Date;
(v)	evidence (to the reasonable satisfaction of the Buyer) of the subdivision of the share capital of the Company to 100 shares of £0.01 per share;
(vi)	evidence of the change of name of Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx to a name not including or similar to “Xxxxxxxxxxxxxxxxxx”;
3.2	The Seller shall procure:
(a)	that the Shareholders’ Agreement is duly executed by the Company;
(b)	that the Company executes and delivers the fully executed Junior Employment Agreement Variations;
(c)	a duly convened and quorate board meeting of the Company is held at which:
(i)	the transfer of the Shares is resolved to be registered (subject only to their being duly stamped) notwithstanding any provision to the contrary in the articles of association of the Company;
(ii)	Rahim Kanji and Raj Grover are appointed as additional directors of the Company;
(iii)	Ince GD Corporate Services is appointed as company secretary of the Company;
(iv)	the Seller is to resign as company secretary;

(v)	all existing instructions and authorities to the bankers of the Company are revoked and replaced with new instructions and authorities as the Buyer requires;
(vi)	the registered office of the Company is changed to C/O xxxxxxxx, Aldgate Tower, 2 Leman Street, London, E1 8QN;
(vii)	the accounting reference date of the Company is changed to 31 October;
(viii)	a Service Agreement in the agreed form be entered into between the Company and the Seller is approved, along with any other Junior Employment Agreement Variations to be entered into by the relevant Employees at Completion;
(ix)	the execution of all relevant Transaction Documents is approved; and
(x)	the new articles of association of the Company proposed to be adopted at Completion be approved including the circulation of any shareholder documents to approve this (Articles of Association).
4	The Buyer's obligations
4.1	The Buyer shall deliver or make available to the Seller the following at or prior to Completion:
(a)	Transaction Documents:

The following Transaction Documents duly executed by the Buyer:

(i)	the Shareholders' Agreement;
(ii)	the Escrow Agreement; and
(iii)	PSC notification letter;
(b)	Powers of attorney:

A duly executed power of attorney or other authority in the agreed form under which this Agreement or any of the other Transaction Documents has been executed by the Buyer (if any);

(c)	Board Minutes:

Copy of the board resolution of the Buyer recording the resolution of the board of directors of the Buyer authorising:

(i)	the purchase of the Shares;
(ii)	the execution of this Agreement and all relevant Transaction Documents to be executed by the Buyer and the performance by the Buyer of its obligations thereunder; and
(iii)	the allotment and issue of the Consideration Shares to Seller;
(d)	Other:
(i)	consent letters for the Buyer’s directors to be appointed on Completion; and
(ii)	a legal opinion from the Buyer's Solicitors, in a form and substance satisfactory to the Seller acting reasonably confirming, inter alia, that the Consideration Shares have been duly authorised and issued and are subject to the Lock up Period (Legal Opinion).

4.2	The Buyer shall at Completion:
(a)	pay the Initial Cash Purchase Price in accordance with clause 11;
(b)	allot and issue to the Seller such number of Consideration Shares (excluding fractions) as have an aggregate Market Value nearest to (but not less than) £4,864,000 (based on the CAD / GBP exchange rate posted by the Bank of Canada on the day prior to the Completion Date) which shall be credited as fully paid;
(c)	deposit with the Escrow Agent certificates in the name of the Seller representing the Escrow Shares;
(d)	issue and immediately release to the Seller share certificates (or book entry issuance) in the name of the Seller for the remaining Consideration Shares (having an aggregate Market Value equal to £2,598,000);
(e)	enter (or procure entry of) the name of the Seller in the register of shareholders of the Buyer as the holder of the Consideration Shares; and
(f)	deliver to the Seller confirmation from the TSXV confirming it has cleared all issues relating to the issuance of the Consideration Shares.
5	Joint obligations of the Buyer and the Seller

The Buyer and the Seller shall join in procuring that:

(a)	all reasonable endeavours are used to alter all existing bank mandates in force for the Company as soon as reasonably practicable following Completion (in such manner as the Buyer requires) to reflect the appointments referred to in paragraph 3.2;
(b)	all reasonable endeavours are used to complete the formalities in Australia for registering the trade mark known as “xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx into the name of the Company as soon as reasonably practicable following Completion; and
(c)	the Transaction Documents are each entered into by the respective parties thereto.

Schedule 4

Warranties

1	Effect of Sale of the Shares

The acquisition of the Shares by the Buyer will not, as far as the Seller is aware:

(a)	cause the Company to lose the benefit of any right, asset or privilege it presently enjoys;
(b)	relieve any person of any material obligation to the Company, or enable any person to determine any such material obligation, or any material right or material benefit enjoyed by the Company;
(c)	result in any customer or supplier materially reducing its business, or materially and adversely changing the terms on which it deals, with the Company; or
(d)	result in the loss of, or any default under, any Consent.
2	Accounts
2.1	The Accounts:
(a)	comply with the requirements of the Companies Act 2006 and with all current statements of standard accounting practice and financial reporting standards applicable to a company incorporated in the United Kingdom as at the Accounts Date; and
(b)	give a true and fair view of:
(i)	the state of affairs of the Company as at the Accounts Date;
(ii)	the assets and liabilities of the Company as at the Accounts Date; and
(iii)	the profit or losses of the Company for the financial year ended on the Accounts Date.
(c)	make adequate provision or reserve for all bad and doubtful debts, obsolete or slow-moving inventory;
(d)	do not materially overstate the value of current or fixed assets;
(e)	do not materially understate any actual liabilities;
(f)	(save as the Accounts expressly disclose) are not affected by any extraordinary, exceptional or non-recurring items or any other factor that would make the financial position and results shown by the Accounts misleading in any material respect; and
(g)	have been approved and filed in accordance with the requirements of applicable law.
2.2	Since the Accounts Date:
(a)	the business of the Company has been carried on in the ordinary course;
(b)	there has been no material adverse change in the financial position of the Company;
(c)	the Company has continued to pay its creditors as and when the relevant debts have fallen due;
(d)	the Company has not borrowed or raised any money or given or taken any form of financial security;
(e)	no contract has been entered into on a non-arm's length basis;

(f)	there has been no material change in the nature of the business of the Company;
(g)	no loan or loan capital has been issued or agreed to be issued, repaid in whole or in part or has become liable to be so repaid by the Company;
(h)	the Company has not factored, sold or agreed to sell a debt;
(i)	the Company has not made, agreed to make or incurred a commitment to make capital expenditure exceeding in total £25,000; and
(j)	the Company has not declared, paid or made or agreed to declare, pay or make any dividend or other distribution.
3	Finance, borrowings and liabilities
3.1	Financial facilities
(a)	Details of all:
(i)	overdraft, loan, monies borrowed and other financial facilities outstanding or available to the Company; and
(ii)	agreements or arrangements for hire or rent, hire-purchase, conditional sale or purchase by way of credit or instalment payment to which the Company is a party (Lease Agreements),

are contained in the Disclosure Letter.

(b)	The Company has not factored or discounted any of its debts, or engaged in financing of a type that would not need to be shown or reflected in the Accounts.
(c)	The Company has no outstanding loan capital, nor has it lent any money that has not been repaid outside of the ordinary course, and there are no debts owing to the Company other than debts that have arisen in the normal course of the Business.
(d)	The debts owing to the Company as reflected in the Accounts (and all debts subsequently recorded in its books since the Accounts Date) have been realised, or will within three months after Completion realise in cash their full amount, and none of those debts has been outstanding for more than two months.
3.2	Security Interests
(a)	No Security Interest over any of the Company's assets is now enforceable, and so far as the Seller is aware, there are no circumstances likely to give rise to any such enforcement.
(b)	No Security Interest, guarantee, indemnity or other similar arrangement has been entered into, given or agreed to be given by:
(i)	the Company or any third party, in each case in respect of any indebtedness or other obligations of the Company; or
(ii)	the Company in respect of any indebtedness or other obligations of any third party.
3.3	Details of bank accounts and balances

Details of all bank accounts maintained or used by the Company (including, in each case, the name, address and sort code of the bank with whom the account is kept and the number and nature of the account) and statements showing the balance on each account as at the close of business on the Business Day before the date of this Agreement are attached to the Disclosure Letter.

3.4	Grants, subsidies or other financial assistance in favour of the Company

Any grant or subsidy or other financial assistance or support received, or to be received or which has been applied for, by the Company from any governmental or quasi-governmental or other body or authority is identified in the Disclosure Letter.

3.5	No finder's fees or brokerage payable by the Company

No-one is entitled to receive from the Company any finder's fee, brokerage or commission in connection with the sale of the Shares.

4	The Business and trading
4.1	Standard terms of business

Copies of the Company's standard terms of business for customers and suppliers (if any) are included in the Data Room Documents.

4.2	Customers and suppliers
(a)	A list showing the x largest suppliers (Material Suppliers) of the Company by expenditure for the 12 month period preceding Completion, is contained in the Data Room Documents.
(b)	The Company does not have any customer which accounts for more than 5% revenue of the Company for the 12 month period preceding Completion.
(c)	No Material Supplier has ceased or substantially reduced or expressly indicated to the Seller that it is likely to reduce supplies to the Company in the 12 month period preceding Completion.
4.3	Terms of contracts to which the Company is a party
(a)	The Company is not a party to any material contract which:
(i)	has been entered into outside the ordinary and normal course of trading;
(ii)	is not on arm's length terms;
(iii)	imposes any commitment on the Company to obtain or supply goods or services exclusively from or to any person;
(iv)	contains any commitment for the supply or purchase of goods or services where the supply, purchase or delivery may take place more than 12 months after the time of fixing of the price;
(v)	is incapable of termination by the Company in accordance with its terms on no more than 6 months' notice;
(vi)	involves or is likely to involve outstanding expenditure by the Company of more than xxxxxxxx;
(vii)	may be terminated as a result of any Change of Control of the Company; or
(viii)	involves or is likely to involve the supply of goods or services the aggregate sales value of which will represent in excess of 10% of the turnover of the Company for the preceding financial year.
(b)	So far as the Seller is aware, no party is in default of any agreement to which the Company is a party. No notice of termination of any such agreement has been received or served by the Company, and so far as the Seller is aware there are no grounds for the termination, rescission or repudiation of any such agreement.

(c)	There is no outstanding indebtedness or other liability (actual or contingent) and no outstanding contract, commitment or arrangement between the Company and the Seller (or any person Connected with the Seller).
4.4	Confidentiality or secrecy arrangements which restrict the Company's activities

The Company is not a party to any confidentiality or secrecy agreement or undertaking or other arrangement which may restrict its use or disclosure of any information.

4.5	Rights in relation to disposal of assets

There is no outstanding agreement or arrangement by virtue of which the Company is under a prospective or contingent liability to dispose of its assets (other than in the ordinary course) or its business.

4.6	Products
(a)	The Company has not sold any products which, so far as the Seller is aware, were at the time they were sold or supplied faulty or defective, or which did not comply with:
(i)	any warranties or representations expressly or impliedly made by or on behalf of the Company in connection with such products or services; or
(ii)	any laws, regulations, standards and requirements applicable to such products or services.
(b)	No proceedings have been started, or so far as the Seller is aware, are pending or have been threatened against the Company in which it is claimed that any product sold by the Company is defective, not appropriate for its intended use or has caused bodily injury or material damage to any person or property when applied or used as intended.
(c)	There are no disputes between the Company and any of its respective customers, clients or any other third parties in connection with any products sold by the Company.
(d)	All ingestible products sold by the Company were on sale in the UK prior to 13 February 2020 and are, so far as the Seller is aware, subject to a Novel Food compliance application.
5	Assets
(a)	The Company is the sole legal and beneficial owner of and has exclusive possession and control of all of the fixed assets included in the Accounts (except for those disposed of since the Accounts Date in the ordinary course of business) and any fixed asset acquired by the Company since the Accounts Date.
(b)	So far as the Seller is aware, the fixed assets owned by the Company comprise all of the fixed assets necessary for the operation of the Company's business in the manner in which such business is carried on at the date of this Agreement.
(c)	The Company neither owns nor leases any electrical office equipment (such as laptops and mobile phones), these are all provided and owned by the Employees.
6	Directors and employees
6.1	Details of employees
(a)	The Data Room Documents contain the following information:
(i)	name of all employees of the Company (Employees);
(ii)	all terms and conditions of employment relating to the Employees;

(iii)	copies of all contracts of employment or engagement between the Company and its Employees; and
(iv)	copies of all contracts, handbooks, policies and other documents which apply to the Employees and any Workers, identifying which applies to which individual.
(b)	No other persons are engaged in the Business or providing services to the Company (such as such as agency workers, workers or self-employed persons).
(c)	Every Employee who requires permission to work in the UK has current and appropriate permission to work in the UK.
(d)	All Employees have been paid the National Minimum Wage/National Living Wage (at an absolute minimum).
(e)	No offer of employment has been made by the Company to any individual which has not yet been accepted or which has been accepted but where the individual’s employment has not yet started.
(f)	No Employees or Workers are on secondment, maternity, paternity, adoption, shared parental or other leave or absent due to ill-health or for any other reason.
(g)	The acquisition of the Shares by the Buyer or compliance with the terms of this Agreement will not entitle the Director, officers or employees of the Company to terminate their employment or receive any payment or other benefit.
(h)	No notice to terminate the contract of employment of any Employee or Worker is pending, outstanding or threatened and so far as the Seller is aware, there are no circumstances likely to give rise to such notice.
(i)	The Company has not offered, promised, made or agreed to make a payment, or provided or agreed to provide a benefit to any current or former director, officer, Worker or Employee, or to their dependants in connection with the actual or proposed termination or suspension of employment.
(j)	There are no sums owing to or from any current or former Employee or Worker other than reimbursement of expenses, wages for the current salary period and holiday pay for the current holiday year.
(k)	The Company has not entered into any agreement or arrangement (whether or not binding) with any Representative Body relating to any person employed or engaged by or in the Company.
(l)	The Company has performed in all material respects all material obligations and duties it is required to perform in respect of each Employee and Worker, whether arising under contract, statute, at common law or in equity or under any treaties or laws of the European Union (as any treaties or laws of the European Union apply in England and Wales from time to time, including as retained, amended, extended, re-enacted or otherwise given effect on or after 11pm on 31 January 2020) or otherwise.
6.2	Changes since the Accounts Date
(a)	Since the Accounts Date, no material change has been made by the Company to the terms of employment of any of its directors or Employees.
(b)	Since the Accounts Date, no Employee has given or received notice of termination or left the Company, and no amount due to or in respect of any Employee or former employee of the Company is in arrear and unpaid (other than their salary and benefits for the month current at the date of this Agreement and in respect of the reimbursement of expenses).

(c)	Since the Accounts Date, no offers of employment have been made by the Company or the Seller.
6.3	Disputes
(a)	The Company is not involved in any legal proceedings, material dispute, disciplinary or grievance investigation or procedure with any Employees or former employees of the Company.
(b)	No Proceedings are ongoing and, so far as the Seller is aware, no Proceedings have been threatened or are pending by or against the Company, any Director or any person for whose acts the Company may be vicariously liable and so far as the Seller is aware there are no circumstances likely to give rise to any such Proceedings. In this paragraph 6.3(b) Proceedings means:
(i)	any litigation or administrative, mediation, arbitration or other proceedings, or any claims, actions or hearings before any court, tribunal or any governmental, regulatory or similar body, or any department, board or agency (except for debt collection in the normal course of business); or
(ii)	any dispute with, or any investigation, inquiry or enforcement proceedings by, any governmental, regulatory or similar body or agency in any jurisdiction.
6.4	Trade unions and collective issues

The Company does not recognise any Representative Body.

6.5	Share options/incentive plans

Save as set out in the Junior Employment Agreement Variations, the Company is not a party to, bound by or proposing to introduce any share incentive scheme, share option scheme, commission, profit sharing, bonus or other incentive scheme for any director, officer or Employee. The Company does not have and is not proposing to establish an employee benefit trust.

7	Pension arrangements
(a)	Definitions

The following definitions are used in this paragraph 7:

Money Purchase Benefits means money purchase benefits as defined in section 181 of the Pension Schemes Act 1993

Occupational Money Purchase Scheme means the National Employment Savings Trust which relates to the Company

Relevant Benefits means any benefits under a pension scheme within the meaning of section 150 of the Finance Act 2004 other than a scheme or arrangement which provides benefits solely in relation to ill-health or incapacity

(b)	Except for the Occupational Money Purchase Scheme, there is no obligation, agreement or arrangement, contractual commitment or custom or practice to or in respect of which the Company contributes, or has contributed, or is or has become liable to satisfy, under which Relevant Benefits are or may be payable.
(c)	Details of the Occupational Money Purchase Scheme, including details of the amounts or rates at which the Company and its employees contribute to the Occupational Money Purchase Scheme, are contained in the Data Room Documents.
(d)	Save for lump sum benefits on death in service, all benefits payable under the Occupational Money Purchase Scheme are Money Purchase Benefits.

(e)	The Occupational Money Purchase Scheme is a registered pension scheme for the purposes of Part 4 of the Finance Act 2004.
(f)	No contribution notice or financial support direction has been issued by the Pensions Regulator against or involving the Company (or any person connected or associated with the company), nor has the Pensions Regulator indicated it is considering making such an order nor is the Seller aware that there are any facts or circumstances which the Seller is aware that would be likely to lead to the Pensions Regulator making or considering making such an order.
(g)	The Company has complied in all material respects with its automatic enrolment obligations as required by the Pensions Act 2008 and associated legislation.
8	Information technology
(a)	The Company does not use any computer software other than standard off the shelf packages generally available to the public (Standard Software) and no Standard Software used by the Company has been materially modified. So far as the Seller is aware, the Standard Software is adequate for the purposes of the Business as it is operated at and before the date of this Agreement.
(b)	The Company possesses all necessary licences with respect to its use of Standard Software and, so far as the Seller is aware, no licence terms have been breached.
(c)	Each element of the data (including any databases) and software (including associated user manuals, object code and source code) owned, used or held for use by the Company in relation to the Business:
(i)	is functioning adequately;
(ii)	is not defective in any material respect, and reasonable steps have been taken to ensure the IT Systems contain no software virus, malware or software vulnerability; and
(iii)	has sufficient capacity, scalability and performance to meet the current peak volume requirements of the Business as carried on at Completion.
9	Intellectual property
9.1	Definitions

In this paragraph 9, unless the context otherwise requires:

Company IP means all Intellectual Property owned or otherwise used by the Company in connection with the Business as set out in Schedule 11.

Intellectual Property means patents, registered designs, trade marks and service marks (whether registered or not and including applications for any of the foregoing), copyright, design right, trading names, rights in and to confidential information and know-how rights in and to databases (excluding for the avoidance any third party software licences).

9.2	Company IP
(a)	So far as the Seller is aware, the Company IP is in full force and effect and not subject to any application for cancellation, amendment, licence of right or compulsory licence.
(b)	So far as the Seller is aware, no item of Company IP is the subject of a claim or opposition from any person as to title, validity, enforceability or entitlement and, so far as the Seller is aware, there is no litigation or other proceedings (whether legal or administrative) pending involving any of the Company IP or any circumstances likely to give rise to any such proceedings.

(c)	All application, renewal and other official statutory and regulatory fees rendered to and received by the Company before the date of this Agreement relating to the administration of the Company IP or for the protection or enforcement of the Company IP have been duly paid and all steps have been taken for their maintenance and protection.
(d)	The Company is the sole legal and beneficial owner of the Company IP listed in Schedule 11, free from Security Interests.
(e)	The Company does not require any Intellectual Property other than the Company IP in order to carry on the Business as it is conducted at the date of this Agreement.
(f)	The Company IP is valid, subsisting and enforceable and nothing has been done, or not been done, as a result of which any of the Company IP has ceased, or so far as the Seller is aware, is likely to cease to be valid, subsisting or enforceable.
9.3	No disposals of Intellectual Property since the Accounts Date

Since the Accounts Date, the Company has not sold or otherwise disposed of any Intellectual Property owned or used by the Company.

9.4	No infringement of Intellectual Property of third parties

So far as the Seller is aware, the Company has not infringed the Intellectual Property of any other person.

9.5	No infringement of Company IP

So far as the Seller is aware, there is, and within the past 12 months there has been, no actual or threatened infringement (including misuse of confidential information) or any event likely to constitute an infringement or breach by any third party of any of the Company IP.

9.6	Licences out to third parties

The Company has not granted and is not obliged to grant any licences under any Intellectual Property owned by it or licensed to it to any person.

10	Data protection
(a)	The Company has not received a notice or allegation from any relevant data protection supervisory authority, a data subject or other individual alleging non-compliance with the Data Protection Laws.
(b)	So far as the Seller is aware, the Company has complied in all material respects with the requirements of all applicable legislation concerning rights in respect of privacy and personal data.
(c)	From the Company’s incorporation to the date of this Agreement, the Company has not:
(i)	suffered any event having an actual adverse effect on the security of the IT Systems (Security Incident); or
(ii)	breached any applicable regulatory requirements (including any reporting requirement) in relation to any Security Incident.
11	Property, environmental and health and safety
(a)	Materially complete and accurate copies of the relevant licence pertaining to the Property are included in the Data Room Documents.
(b)	The Property is:

(i)	the only real property owned, occupied or used by the Company for the Business; and
(ii)	used and occupied solely for the Business.
(c)	The Company has no contingent liability or obligation in respect of any real property anywhere in the world, whether freehold, leasehold, licensed or occupied, other than the Property.
(d)	The details of the Property set out in Schedule 7 are complete and accurate in all material respects.
(e)	The Current Use of the Property is set out in Schedule 7 and is authorised under the applicable law and regulations and any permissions authorising that use are unconditional, permanent and not personal. Where applicable, the Current Use is in accordance with the provisions of the relevant Licence.
(f)	The Company is not required to obtain any EHS Permits.
(g)	So far as the Seller is aware, the Company has at all times operated in material compliance with: (i) all EHS Laws in force at the relevant time and (ii) all of its obligations under the Licence.
12	Litigation and disputes
(a)	Apart from (if relevant) the collection of debts in the ordinary course of the Business (involving debts of not more than xxxxxxxx in any individual case or xxxxxxxx in aggregate), neither the Company nor the Seller is engaged in any litigation, arbitration, mediation, prosecution or other legal proceedings or in any proceedings or hearings before any Authority, and so far as the Seller is aware, no such matters are pending.
(b)	There is no outstanding judgment, order, decree, arbitral or mediation award or decision of any court, tribunal, arbitrator or Authority against the Company.
(c)	The Company has not received notification that any investigation or enquiry is being or has been conducted by any Authority in respect of its affairs.
13	Competition matters
(a)	The Company has not been notified of any investigation for any alleged non-compliance or infringement of such Competition Laws.
(b)	So far as the Seller is aware the Company is not subject to any prohibition, order, condition, undertaking, assurance or similar measure or obligation imposed by or under any Competition Laws.
(c)	For the purposes of this paragraph 13 the term Competition Laws means any applicable laws, regulations, rules dealing with anti-competitive agreements or concerted practices (as contained in Article 101 of the Treaty on the Functioning of the EU or the Chapter I prohibition in the Competition Act 1998 or equivalent national laws) or abuse of dominant position (as contained in Article 102 of the Treaty on the Functioning of the EU or the Chapter II prohibition in the Competition Act 1998 or equivalent national laws).
13.2	Registers and minute books

All registers required by law to the kept by the Company:

(a)	are in its possession or otherwise under its control;
(b)	have been properly prepared and maintained and do not contain any material inaccuracies or discrepancies;

(c)	contain a materially up to date and accurate record of the matters which are required by law to be dealt with in them; and
(d)	comply in all material respects with any applicable requirements of the CA 2006,

and the Company has not received any application or request or notice or allegation that any of the registers are incorrect or should be rectified.

14	Bribery Act 2010

Neither the Company nor, so far as the Seller is aware, any of its officers, directors or employees has at any time prior to the date of this Agreement committed any offence under the Bribery Act 2010.

15	Criminal Finances Act 2017

No person acting in the capacity of a person associated with the Company (within the meaning of section 44(4) of the Criminal Finances Act 2017) (an Associated Person) has at any time prior to entering into this Agreement committed any UK tax evasion facilitation offence within the meaning of section 45(5) of the Criminal Finances Act 2017 or any foreign tax evasion facilitation offence within the meaning of section 46(6) of the Criminal Finances Act 2017.

16	Compliance and consents
(a)	To the best of the Seller's knowledge, the Company has at all times conducted its business materially in accordance with, and has acted in material compliance with all laws applicable to its activities.
(b)	No Authority has issued any written notice stating that the Company is not in compliance with any Law in any material respect, nor to the Seller's knowledge is any investigation or enforcement action threatened or ongoing.
(c)	Neither the Company nor (so far as the Seller is aware) its Employees (current or past) have been convicted of any offence in relation to the Business of the Company.
(d)	The Company holds all licences, consents, permits and authorities required to carry on the Business in the places and in the manner in which it is carried on at Completion (Consents). Details of the Consents and copies of all related documentation are contained in the Data Room.
(e)	Each of the Consents is valid and subsisting and as far as the Seller is aware the Company is not in breach of the terms or conditions of the Consents (or any of them) and so far as the Seller is aware, there is no reason why any of the Consents are likely to be revoked or suspended (in whole or in part) or may not be renewed on the same terms.
17	Insurance

The Company does not maintain any insurance.

18	Constitutional
18.1	Details concerning the Company
(a)	The Company is a private company limited by shares properly incorporated and validly existing under the laws of England and Wales.
(b)	The Shares constitute 80% of the issued share capital of the Company.
(c)	All the information in Schedule 1 (The Company) is accurate in all material respects.

(d)	The Company has not, since incorporation, reduced its share capital, redeemed or repaid any share capital, purchased or forfeited any of its shares of agreed to do any of these things.
(e)	The Company has not received any notice from the Registrar of Companies of any instances of non-compliance with section 1072 of the Companies Act 2006.
(f)	The copy of the current articles of association of the Company included in the Data Room Documents is true and complete in all respects.
(g)	The Company has at all material times complied in all material respects with this constitution as in force at the relevant time.
18.2	Interests of the Company in other entities
(a)	Save as set out in Schedule 1 (The Company), the Company:
(i)	does not own, and has not agreed to acquire, any shares, investment, loan capital or any other securities or interest in any body corporate;
(ii)	has not, at any time, had any subsidiaries or subsidiary undertakings (within the meaning of section 1162 of the CA 2006);
(iii)	is not, and has not agreed to become, a member of any partnership, joint venture, consortium or other unincorporated association or arrangement for sharing profit or losses;
(iv)	has no branch, agency, place of business or permanent establishment outside the United Kingdom; or
(v)	has not purchased, redeemed, reduced, repaid or forfeited any of its share capital.
(b)	No person has any right to require at any time the transfer, creation, issue or allotment of any share, loan capital or other securities of the Company (or any rights or interest in them), and no person has agreed to confer or has claimed any such right.
19	Insolvency of Company and Seller
(a)	No order has been made and no resolution has been proposed or passed for the winding up of the Company and so far as the Seller is aware no petition has been presented for the purpose of winding up the Company.
(b)	No application has been issued or order made for the provisional liquidation of the Company or the appointment of a provisional liquidator in respect of the Company.
(c)	No administration order has been made in respect of the Company and so far as the Seller is aware no petition has been presented for such an order and no administrator has been appointed in respect of the Company.
(d)	No receiver (which expression will include an administrative receiver) has been appointed in respect of the Company or in respect of all or any part of its assets.
(e)	No voluntary arrangement has been proposed or approved under Part I of the Insolvency Act 1986 in respect of the Company.
(f)	No moratorium has been proposed or approved under Part A1 of the Insolvency Act 1986 in respect of the Company.

(g)	No restructuring plan has been proposed or approved under Part 26A of the Companies Act 2006 in respect of the Company.
(h)	No event analogous to any of the circumstances mentioned in any of the foregoing sub paragraphs of this paragraph 19 has occurred in relation to the Company outside England.
(i)	The Seller is not unable to pay his debts within the meaning of the Insolvency Act 1986.
20	COVID-19
(a)	In this paragraph 20 the following definitions shall apply:

CJRS: the Coronavirus Job Retention Scheme established and governed by the CJRS Treasury Directions.

COVID-19: the 2019 outbreak of the novel coronavirus disease.

Flexible Furlough: a period of Furlough during which employees also work on a part-time basis, and Flexibly Furloughed shall be interpreted accordingly.

Furlough: a temporary period of leave which satisfies the terms of the CJRS during which employees are not working but are kept on the payroll, and Furloughed shall be interpreted accordingly.

(b)	The Company has at all times and in all material respects complied and conducted its business in accordance with all applicable laws and regulations that have been introduced in response to, or to manage the spread of, COVID-19.
(c)	The Company has not participated in any corporate borrowing schemes or other business support measures facilitated by the UK government in connection with COVID-19 (COVID-19 Facilities), including (without limitation) the Coronavirus Business Interruption Loan Scheme, Coronavirus Bounce Bank Loans, the Coronavirus Large Business Interruption Loan Scheme, the Covid Corporate Financing Facility and the Coronavirus Future Fund.
(d)	No Employees or Workers have been absent at any time owing to COVID-19, or measures taken in connection with it.
(e)	No Employees or Workers were Furloughed, Flexibly Furloughed or had their working arrangements or pay changed as a result of COVID-19.
(f)	COVID-19 has had no impact on the payment obligations of the Company under the Licence.

Schedule 5

Limitations on liability

1	Definitions

In this Schedule 5, unless the context otherwise requires:

Claims means all and any claims against the Seller under this Agreement, including any claim for breach of contract, misrepresentation or indemnification, or under any common law or statutory rights (insofar as is reasonable), covenant or undertaking in relation to any matter relating to this Agreement and includes Warranty Claims but excluding Tax Claims save where expressly set out in the remainder of this Schedule 5

Expenses means reasonable and proper third party costs and expenses

Third Party Claim means any claim by, or alleged liability to, a third party which may give rise to a Claim

2	Maximum liability
2.1	Subject to paragraph 9.2, the maximum aggregate liability of the Seller for all Claims (which shall include Tax Claims) and Indemnity Claims, including Expenses and the costs and expenses reasonably and properly incurred by the Buyer and/or any member of the Buyer's Group in bringing a Claim and/or Indemnity shall not exceed xxxxxxxxxx.
3	Small claims and threshold
3.1	The Seller shall not be liable for any individual Claim (including any claim under the Tax Warranties) unless the amount of such liability, following application of the other provisions of this schedule, exceeds xxxxxxxx.
3.2	For the purposes of paragraph 3.1, Claims (including any claim under the Tax Warranties) of any value arising from the same subject, or consequent on, or attributable to, one source or original cause, shall not be aggregated.
3.3	Subject to paragraph 3.1, the Seller shall not be liable for any Claim (including any claim under the Tax Warranties) unless the aggregate liability for all Claims (including all claims under the Tax Warranties), following application of the other provisions of this schedule, exceeds xxxxxxxx in which case the Seller shall be liable for the whole amount of the Claim and not just the amount above the threshold specified in this paragraph 3.3.
4	Time limits
4.1	The Seller shall cease to be liable:
(a)	for any Claim under the Tax Warranties or under the Tax Covenant, unless the Buyer validly serves notice of the Claim on the Seller (specifying in reasonable detail the nature of the Claim and, so far as is practicable, the amount claimed in respect of it) on or before the date that is xxxxxxxx from Completion; and
(b)	for any other Claim, unless the Buyer validly serves notice of the Claim on the Seller (specifying in reasonable detail the nature of the Claim and, so far as is practicable, the amount claimed in respect of it) on or before the date that is xxxxxxxxxxxxxxxxxxxxxxxx.
4.2	A Claim (other than a Tax Claim) notified in accordance with paragraph 4.1 and not satisfied, settled or withdrawn will be unenforceable against the Seller on the expiry of the period of 12 months starting on the day of notification of the Claim, unless proceedings (including particulars of claim) in respect of such Claim have been both issued and validly served in accordance with clause 12 (Notices) on the Seller within that period.

5	Rights to information
5.1	If the Buyer gives any notice under paragraphs 4.1, 9 or 11, the Buyer shall, and shall ensure that the Company shall:
(a)	allow the Seller and his duly authorised representatives and professional advisers access for the purposes of the relevant Claim or Third Party Claim to the premises and personnel of the Buyer and the Company, and to any relevant records and information of the Buyer or the Company and permit the Seller and those representatives and advisers to make copies (at their own cost) of those records and information; and
(b)	if so requested by the Seller, procure that the auditors of the Company at the relevant time(s) grant to the firm of accountants appointed by the Seller access to their audit working papers in respect of audits of the Company's accounts for any relevant financial year in connection with the relevant Claim or Third Party Claim.
5.2	Access under paragraph 5.1:
(a)	will be given only at reasonable times during normal business hours and on reasonable notice; and
(b)	will not be provided to any records or documents which are protected by solicitor-client privilege or legal professional privilege.
6	Buyer's knowledge
6.1	The Seller shall not be liable for any Claim (including any claim under the Tax Warranties) where and to the extent that the Claim arises out of or in connection with any fact, matter or circumstance which is within the actual knowledge of the Buyer or its officers or employees at the date of this Agreement (or in the case of a Claim relating to a breach of the Warranties given at Completion in respect of matters that have arisen after the date of this Agreement, such actual knowledge of the aforementioned at Completion, other than as a result of the application of clause 6.2(b)) or is purposefully triggered by the Buyer or is made in bad faith.
6.2	The Buyer warrants that as at the date of this Agreement it has no actual knowledge of any fact, matter or circumstance which constitutes or may constitute a breach of Warranty and/or may give rise to a Claim.
6.3	For the avoidance of doubt, the limitations in this paragraph 6 shall not apply to those matters indemnified in clause 8.
7	General limitations
7.1	The Seller shall not be liable for any Claim and accordingly no Claim may be brought if:
(a)	the Buyer or the Company or any member of the Buyer's Group is entitled to claim indemnity against any loss or damage under the terms of any insurance policy for the time being in force or which could have been so recovered under the policies of insurance of the Company in force at the date of this Agreement had they been maintained in force for the benefit of the Company and/or the Buyer, in each case in respect of the matter giving rise to the Claim;
(b)	the facts, matters or circumstances have been taken into account in the calculation of the Purchase Price or provided for in the Accounts or the Completion Accounts;
(c)	the Claim arises wholly or partly out of or in connection with, or the amount of the Claim is increased by:
(i)	any fact, matter or circumstance provided for, or contemplated by, this Agreement or any other Transaction Document or arising from the implementation of this Agreement or any other Transaction Document;

(ii)	any voluntary act, omission, transaction or arrangement carried out by, at the request of or with the approval of the Buyer or any member of the Buyer's Group or any of their respective officers, employees or agents before or at Completion;
(iii)	any voluntary act, omission, transaction or arrangement of the Buyer or the Company or any other member of the Buyer's Group or any of their respective officers, employees, agents or successors in title after Completion;
(iv)	any breach by the Buyer of any of its obligations under this Agreement or any other Transaction Document;
(v)	any reorganisation or change in ownership of the Buyer or any member of the Buyer's Group on or after Completion;
(vi)	any passing of or change in any statutory or other binding or advisory legislative or regulatory provision after the date of this Agreement;
(vii)	any change after the date of this Agreement in the principles, policies or methods used in the preparation of the audited accounts of the Company;
(viii)	any change on or after Completion to the accounting reference date of the Company;
(d)	the loss or liability suffered or incurred by the Buyer to which the Claim relates is contingent, future or unascertainable until the Buyer actually suffers the loss or incurs the liability in question; or
(e)	the loss or liability to which the Claim relates has been or is made good or otherwise compensated for at no expense to the Buyer or any member of the Buyer's Group.
7.2	The Buyer shall not be entitled to claim for any punitive, indirect or consequential loss or for any loss calculated by reference to profits (whether direct or indirect), income, production or accruals or loss of such profits, income, production or accruals or loss of business opportunities or anticipated savings in respect of any Claim.
8	Subsequent recovery from third party

The Buyer shall reimburse the Seller forthwith an amount equal to any sum paid by the Seller in respect of any Claim which is subsequently recovered by or paid to the Buyer, the Company, or any other member of the Buyer's Group by any third party in respect of the matter giving rise to the Claim (less any Expenses incurred in making such recovery, but to avoid doubt including any interest received by the Buyer from such third party as part of such recovery).

9	Set off
9.1	Subject to the right of set off in relation to the reduction in Purchase Price contained in clause 4.5, to the extent of any deduction or withholding required by law, the Buyer waives and relinquishes any right of set off or counterclaim, deduction or retention which the Buyer might otherwise have had in respect of any Claim against or out of any payments which the Buyer may be obliged to make (or procure to be made) to the Seller under this Agreement or otherwise.
9.2	Following the application of the other provisions of this schedule, where there is a Claim (including any Tax Claim) and/or Indemnity Claim, the Buyer:
(a)	shall be first required to recover any amounts in respect of such Claim and/or Indemnity Claim by way of its right of set off under clause 4.5 of this Agreement; and
(b)	following the application of paragraph 9.2(a), to the extent there are any further amounts to be recovered by the Buyer in respect of a Claim and/or Indemnity Claim, the Buyer shall be free to pursue other means of recovery (subject to the other terms of this Agreement).

10	Claims against third party
10.1	Where the Buyer or the Company or any member of the Buyer's Group may be entitled (whether by reason of insurance, payment, discount, credit, relief or otherwise) to recover from a third party any sum for any damage or liability which is or could be the subject of a Claim (Third Party Recovery), the Buyer:
(a)	shall notify the Seller of the Third Party Recovery as soon as practicable, and in any event within 5 Business Days, following the Buyer or the Company or any other member of the Buyer's Group becoming aware that it may be entitled to make the Third Party Recovery, and in any event prior to taking any material step to enforce, compromise, settle or waive any right in relation to that Third Party Recovery;
(b)	shall provide the Seller with such information as the Seller may reasonably require relating to the Third Party Recovery and shall keep the Seller fully informed of any material development in the conduct of the Third Party Recovery;
(c)	shall not (and shall procure that the Company and each other member of the Buyer's Group do not) compromise, settle or waive any right in relation to that Third Party Recovery without the written consent of the Seller (such consent not to be unreasonably withheld); and
(d)	shall first take steps or procure that the relevant member of the Buyer's Group first takes steps (including the commencement and prosecution of proceedings) to enforce such Third Party Recovery as the Seller may reasonably require before taking any steps to pursue the Claim against the Seller.
10.2	Whether before or after the Seller discharges any Claim, the Buyer shall, if so required by the Seller and subject to the Seller paying the Buyer's Expenses:
(a)	take, and procure that the Company and each other member of the Buyer's Group take, all steps (whether by way of claim against its insurers or otherwise) in relation to such Claim as the Seller may reasonably require to enforce such Third Party Recovery, keep the Seller informed to the Seller's reasonable satisfaction of the progress of any action taken and pay over to the Seller all amounts recovered up to the amount of the relevant Claim previously discharged by it/them; and
(b)	procure that the Seller is placed in a position to take over the conduct of all negotiations and proceedings arising in relation to the Third Party Recovery, albeit that the Seller, having taken over such Third Party Recovery, shall provide the Buyer with such information as the Buyer may reasonably require relating to the Third Party Recovery and shall keep the Buyer fully informed of any material development in the conduct of the Third Party Recovery.
10.3	The Buyer shall not be required to take any action under clauses 10.1 and 10.2 if to do so would cause damage to the goodwill of the Company which would reasonably be expected to cause a material adverse change in the financial position of the Company as a result.
10.4	Any Claim will be limited (in addition to the other limitations on the Seller's liability referred to in this schedule) to the amount by which the loss or damage suffered by the Buyer as a result of such breach exceeds the amount (if any) so recovered by way of the Third Party Recovery.
11	Assignment of Third Party Recovery

Where the Seller has discharged any Claim and the Buyer or the Company or any other member of the Buyer's Group may be entitled to make a Third Party Recovery in respect of the loss or liability in respect of which the Claim was made and discharged, the Buyer shall, if requested in writing by the Seller (and subject to the Seller paying the Buyer's Expenses) assign or procure the assignment to the Seller of any right of the Buyer, the Company or any other member of the Buyer's Group to make the Third Party Recovery albeit that the Seller, having taken over such Third Party Recovery, shall provide the Buyer with such information as the Buyer may reasonably require relating to the Third Party Recovery and shall keep the Buyer fully informed of any material development in the conduct of the Third Party Recovery.

12	Claims by third party
12.1	If grounds for any Third Party Claim arise the Buyer:
(a)	shall notify the Seller of the Third Party Claim without delay within 10 Business Days of the Buyer or the Company becoming aware of the Third Party Claim, and in any event prior to taking any material step to defend the Third Party Claim or to compromise, settle or waive any right in relation to the Third Party Claim;
(b)	shall provide the Seller with such information as the Seller may reasonably require relating to the Third Party Claim and shall keep the Seller fully informed of any material development in the conduct of the Third Party Claim;
(c)	shall not (and shall procure that the Company and each member of the Buyer's Group do not) compromise, settle or waive any right or admit any liability in relation to that Third Party Claim without the written consent of the Seller (such consent not to be unreasonably withheld); and
(d)	shall, if requested in writing by the Seller (and subject to the Seller paying the Buyer's Expenses), promptly:
(i)	take, and procure that the Company and each member of the Buyer's Group take, such action as the Seller may reasonably request to avoid, dispute, resist, appeal, defend or compromise the Third Party Claim; and
(ii)	procure that the Seller is placed in a position to take over the conduct of all negotiations and proceedings arising in connection with the Third Party Claim albeit that the Seller, having taken over such Third Party Claim, shall provide the Buyer with such information as the Buyer may reasonably require relating to the Third Party Claim and shall keep the Buyer fully informed of any material development in the conduct of the Third Party Claim.
12.2	The Buyer shall not be required to take any action under clause 12.1 if to do so would cause damage to the goodwill of the Company which would reasonably be expected to cause a material adverse change in the financial position of the Company as a result.
12.3	The Seller shall not be liable for any Claim in relation to which the Buyer fails to comply with its obligations under this paragraph 12.
13	Duty to mitigate

Nothing in this Agreement shall be deemed to relieve the Buyer from its common law duty to mitigate its loss.

14	No double recovery

Neither the Buyer nor any member of the Buyer's Group shall be entitled to recover damages or any other amount in respect of any Claim (which shall include any Tax Claim) or otherwise obtain reimbursement or restitution more than once in respect of the same matter, loss or liability and for this purpose any payment by the Seller under the Tax Covenant shall be deemed to satisfy any Warranty Claim in respect of the same matter and vice versa.

15	Remedies and rescission
15.1	The sole remedy of the Buyer for any breach of this Agreement shall be an action for damages.
15.2	Save as specifically set out in this Agreement, neither party shall be entitled to rescind or terminate this Agreement in any circumstances whatsoever whether before or after Completion.

15.3	The provisions of this schedule shall remain in full force and be fully applicable to all circumstances and, in particular, shall not be discharged by any breach of this Agreement.
15.4	Notwithstanding any other provision, nothing in this schedule limits the rights of the Buyer in respect of fraud or fraudulent misrepresentation.
16	Application to third parties

Any third party which is entitled under the terms of this Agreement to claim against the Seller shall be subject to this schedule as if it were the Buyer.

Schedule 6

Completion Accounts

Part 1 - Definitions

1	Definitions

In this Schedule 6, unless the context otherwise requires:

Base Estimated Completion Cash means xxxxxxxx

Base Estimated Completion Debt means xxxxxxxx

Base Estimated Completion Working Capital means xxxxxxxx

Completion Accounts means the balance sheet of the Company as at the Completion Accounts Reference Date to be prepared and agreed or determined in accordance with Part 3 of this Schedule 6 and the pro forma for which is set out at Part 5 of this Schedule 6

Completion Accounts Reference Date means the close of business on the day prior to the Completion Date

Completion Cash means the aggregate value of the cash in hand held by or on behalf of, or credited to any account with any bank or other financial institution of, the Company plus an amount equal to 0.8 multiplied by the aggregate amount of cash held on hand at the payment processor in reserve in each case as at the Completion Accounts Reference Date

Completion Debt means the aggregate of all outstanding Debt owed by the Company at the Completion Accounts Reference Date

Completion Working Capital means the aggregate value of inventory, trade debtors, VAT payables, trade creditors, employee wages and benefits and other current liabilities that existed as at the Completion Accounts Reference Date and calculated in accordance with Schedule 6

Debt means, in relation to the Company:

(a)	obligations under any conditional sale, title retention, forward sale or purchase or any similar agreement or arrangement creating obligations with respect to the deferred purchase price of property (other than customary trade credit given in the ordinary course of trading);
(b)	indebtedness under any hire purchase agreement or finance lease (whether for land, machinery, equipment or otherwise) which is a liability under accounting standards;
(c)	any indebtedness for monies borrowed or raised under any other transaction that has the commercial effect of borrowing;
(d)	any preference shares or element of preference shares shown as liabilities as required by applicable accounting standards;
(e)	all obligations evidenced by bonds, debentures, notes, or other similar instruments and all reimbursement obligations in respect of letters of credit or banker's acceptances; and
(f)	all unpaid accrued interest on any borrowings or indebtedness referred to in the paragraphs above;
(g)	any obligation guaranteeing any obligation of any other person that constitutes Debt under any of paragraphs (a) to (e) (inclusive),

but excluding, for the avoidance of doubt, any obligations to trade creditors incurred in the ordinary course of business, any trade payables incurred in the ordinary course of business, and any Security Interests over goods acquired by the Company in favour of the supplier of such goods arising in the ordinary course of business draft Completion Accounts has the meaning given to it in paragraph 3 of Part 3 of this Schedule 6

Further Review Period has the meaning given to it in paragraph 5.1 of Part 3 of this Schedule 6

Price Adjustment Experts means the firm of independent chartered accountants selected or nominated in accordance with paragraph 6.1 of Part 3 of this Schedule 6

Review Period has the meaning given to it in paragraph 4 of Part 3 of this Schedule 6

Part 2 - Purchase price adjustment

1	Completion Accounts
1.1	The Completion Accounts shall be prepared and agreed or determined under Part 3 of this Schedule 6.
1.2	The Completion Accounts, as agreed or determined under Part 3 of this Schedule 6, shall be:
(a)	the Completion Accounts for the purposes of this Agreement; and
(b)	final and binding on the Buyer and the Seller.
1.3	The Completion Cash, Completion Debt and Completion Working Capital shall be the relevant amount specified in the Completion Accounts.
1.4	The provisions of this Schedule 6 shall be interpreted so as to avoid double counting (whether positive or negative) of any item to be included in the Completion Accounts.
2	Purchase Price adjustment
2.1	If:
(a)	the Completion Cash is greater than the Completion Debt, the Purchase Price shall be increased by (and the Buyer shall pay to the Seller an amount equal to) the excess; or
(b)	the Completion Cash is less than the Completion Debt, the Purchase Price shall be reduced by (and the Seller shall repay to the Buyer an amount equal to) the shortfall.
2.2	If the Completion Working Capital:
(a)	is greater than the Base Estimated Completion Working Capital, the Purchase Price shall be increased by (and the Buyer shall pay to the Seller an amount equal to) the excess multiplied by 0.8; or
(b)	is less than the Base Estimated Completion Working Capital, the Purchase Price shall be reduced by (and the Seller shall repay to the Buyer an amount equal to) the shortfall multiplied by 0.8.
2.3	Any shortfall to be paid by the Seller under this paragraph 2 shall include, if any Base Estimated Completion Working Capital is greater than zero any amount by which the relevant Completion Working Capital is less than zero, so that, by way of example, if the target figure were £500,000 and the figure agreed or determined were minus £100,000, the amount payable by way of shortfall would be £600,000.
2.4	Estimates of the Completion Cash (being the Base Estimated Completion Cash) and Completion Debt (being the Base Estimated Completion Debt) as at the date of this Agreement have been provided in the agreed form spreadsheet at Schedule 12.
3	Payment

Any sum payable under paragraph 2, together with any interest calculated under paragraph 4 below, shall be paid by the relevant party within 3 Business Days of the date on which the Completion Accounts are agreed or determined under Part 3 of this Schedule 6, save and except the sum payable, if applicable, based on the cash held in reserve at the payment processor of the Company, shall only be payable when released by the payment processor to the Company.

4	Default interest on payments

Any payment to be made under paragraph 2 shall include interest on it at the rate of 3% over the base rate for the time being of Xxxxxxxxxxxxxxxxx from, and excluding, the due date for payment up to, and including, the date of actual payment (both before and after judgment), calculated on the basis of a year of 365 days and compounded quarterly on 31 March, 30 June, 30 September and 31 December in each year.

Part 3 - Preparation and agreement/determination of the Completion Accounts

1	Format of the Completion Accounts

The Completion Accounts shall be prepared in the format of the proforma set out in Part 5 of this Schedule 6.

2	Accounting policies and stock take
2.1	The Completion Accounts shall be prepared in accordance with, and in the order shown below:
(a)	the specific accounting policies set out in Part 4 of this Schedule 6 (if any);
(b)	to the extent not inconsistent with paragraph 2.1(a), using the same accounting principles, policies, practices, evaluation rules and procedures, methods and bases (including as to consolidation and in respect of the exercise of management judgment) adopted by the Accounts (Accounting Policies), applied on a consistent basis; and
(c)	to the extent not inconsistent with paragraphs 2.1(a) and/or 2.1(b), in accordance with FRS 102 The Financial Reporting Standard applicable in the UK and Republic of Ireland including the provisions of Section 1A "Small Entities" and the Companies Act 2006 (GAAP) as at the Completion Date.
2.2	The Completion Accounts shall be prepared as at the Completion Accounts Reference Date.
3	Preparation and delivery of the Completion Accounts

The Buyer shall deliver to the Seller a draft of the Completion Accounts (draft Completion Accounts) within 20 Business Days after the Completion Date.

4	Agreement or deemed agreement of the Completion Accounts

If during the period of 20 Business Days after delivery of the draft Completion Accounts on the Seller in accordance with paragraph 3 (Review Period):

(a)	the Seller notifies the Buyer in writing that no adjustment needs to be made to the draft Completion Accounts; or
(b)	the Seller does not notify the Buyer of a list of proposed adjustments to the draft Completion Accounts,

the draft Completion Accounts shall be final and binding on the Buyer and the Seller for the purposes of this Agreement:

(c)	in the case of paragraph 4(a), on the date of such notification; or
(d)	in the case of paragraph 4(b), on the date of expiry of the Review Period.
5	Disagreement relating to the Completion Accounts
5.1	If during the Review Period the Seller notifies the Buyer, in writing:
(a)	that he disagrees with the draft Completion Accounts or any part of them; and
(b)	of a final and exhaustive list of adjustments he considers need to be made to the draft Completion Accounts (together with the reasons for such adjustments),

the Buyer and the Seller shall attempt in good faith to agree the draft Completion Accounts within a period of 20 Business Days from, and excluding the date of such notification or such longer period as the Buyer and the Seller may agree in writing (Further Review Period).

5.2	If during the Further Review Period the Buyer and the Seller agree, in writing, on all adjustments to be made to the Completion Accounts, they shall jointly incorporate such adjustments into the draft Completion Accounts. The draft Completion Accounts, as so adjusted, shall be final and binding on the Buyer and the Seller for the purposes of this Agreement on the date of such agreement in writing.
5.3	If the Buyer and the Seller are unable to so agree during the Further Review Period, the Buyer or the Seller may, by written notice to the other require that the draft Completion Accounts be referred for expert determination under paragraph 6 below.
6	Expert determination of the Completion Accounts
6.1	Any matters in dispute relating to the Completion Accounts which are to be determined under this paragraph 6 shall be referred to:
(a)	the firm of independent chartered accountants, or a chartered accountant within a firm that has expertise in preparing completion accounts and/or advising on disputes in relation to the preparation and agreement/determination of completion accounts, agreed between the Buyer and the Seller within 10 Business Days of a request by either of them to the other, or, failing such agreement within such time;
(b)	the firm of independent chartered accountants nominated by the President for the time being of the Institute of Chartered Accountants in England and Wales (ICAEW) (or by such person as the President specifies for the purpose of making such nomination) on either:
(i)	the joint written application of both the Buyer and the Seller; or
(ii)	if one party will not undertake such a joint application, the application of either the Buyer or the Seller following the grant of a court order for such nomination to be made by the ICAEW,

such application (in either case) to include the criteria of expertise set out in paragraph 6.1(a). In either case any fee charged by the ICAEW to be split equally between the Buyer on the one hand and the Seller on the other and both parties agree to confirm the joint appointment of any party so nominated by the ICAEW. The parties hereby waive the right to object to any court order to give effect to any nomination by the ICAEW, the firm so agreed or nominated being the Price Adjustment Experts for the purposes of this Schedule 6.

6.2	The Price Adjustment Experts shall be appointed jointly by the Buyer and the Seller on the terms set out in this paragraph 6 and/or on such other terms as may be agreed. For this purpose, the Buyer and the Seller shall not unreasonably refuse to agree to the terms of engagement proposed by the Price Adjustment Experts (which may include hold harmless or similar provisions).
6.3	If:
(a)	the terms of engagement of the Price Adjustment Experts have not been agreed within 10 Business Days of the identity of the relevant firm being agreed or nominated under paragraph 6.1; or
(b)	any firm agreed or nominated under paragraph 6.1 refuses to accept the appointment; or

(c)	the Price Adjustment Experts become unwilling or incapable (whether resulting from death, incapacity or otherwise) of acting or do not deliver their determination within the period required by paragraph 6.4(a), the relevant firm shall be treated as never having become the Price Adjustment Experts for the purposes of this Agreement and the procedure set out in paragraphs 6.1 and 6.2 shall be repeated as often as is necessary until a valid appointment is made.

6.4	Save as otherwise agreed between the Buyer and the Seller, the following provisions will apply to the role of Price Adjustment Experts under this paragraph 6:
(a)	the Price Adjustment Experts will be requested to make their determination as soon as reasonably practicable, and in any event within 60 Business Days, following their appointment;
(b)	the Price Adjustment Experts will act as experts and not as arbitrators;
(c)	subject to the other provisions of this paragraph 6.4, the Price Adjustment Experts may establish their own procedure for their determination and the parties shall be bound by such procedures;
(d)	the Price Adjustment Experts:
(i)	will give the Buyer and the Seller a reasonable opportunity to make written submissions to the Price Adjustment Experts;
(ii)	will give the Buyer and the Seller a reasonable opportunity to make a written response to the Price Adjustment Experts on the other's submissions to the Price Adjustment Experts;
(iii)	may request further information from any party at any time (which information will be delivered by the relevant party within the time specified by the Price Adjustment Experts); and
(iv)	will deliver a copy of any such written representations and response made to it, or further information supplied to it, by a party to the other party as soon as reasonably practicable after receipt;
(e)	the Price Adjustment Experts:
(i)	will apply the accounting policies and other matters referred to in paragraph 2 above;
(ii)	will only determine:
(A)	what, if any, alteration should be made to the draft Completion Accounts; and
(B)	whether or not any of the arguments put to it for modification of the draft Completion Accounts are correct, in whole or in part; and
(iii)	may not determine the scope of their own jurisdiction;
(f)	the Price Adjustment Experts' decision as to any matter referred to them for determination shall be final and binding on the Buyer and the Seller, save in the case of manifest error or fraud, in which case the relevant part of their determination shall not be effective and shall be referred back to the Price Adjustment Experts for correction;
(g)	the Price Adjustment Experts will make their determination (including any adjustments to be made to the draft Completion Accounts and the reasons for their determination) in writing and deliver a copy to the Buyer and the Seller;

(h)	the determination of the Price Adjustment Experts shall be deemed to be incorporated in the draft Completion Accounts; and
(i)	the fees and expenses of the Price Adjustment Experts, and any other professional fees incurred by them, shall be borne as they may direct at the time of making their determination or, if there is no such direction, equally between the Buyer on the one hand and the Seller on the other.
6.5	The provisions of this Schedule 6 shall not give any party access to any information or document protected by legal professional privilege (including litigation privilege and/or legal advice privilege). Where any party claims such privilege, it may only refuse to supply such information or such part of any document which contains the facts or matters on which that claim is based.
7	Co-operation and access

Until the Completion Accounts are agreed or determined under this Schedule 6, the Buyer and the Seller shall each (at their own cost):

(a)	maintain in their possession or under their control, and not destroy, all books and records held by them (including, in the case of the Buyer, the Company), which are relevant to the determination of the Completion Cash, Completion Debt and Completion Working Capital;
(b)	ensure that the other party is given such access at all reasonable times to all books and records which are in their respective possession or control (including, in the case of the Buyer, the Company) as they may reasonably require in relation to the review, agreement or determination of the Completion Accounts; and
(c)	if relevant, co-operate with the Price Adjustment Experts and comply with any reasonable requests made by them in relation to their determination.

Part 4 - Specific accounting policies

Part 5 - Format of the Completion Accounts

Schedule 7

Property

Property	Original Parties	Date of Licence	Term	Current Rent
Xxxxxxxxxxxxxxxxxx xxxxxxxxxxxx xxxxxxx	X Xxxxxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxx xxxxxx	xxxxxxxxxxxxxxx xxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxx
		xxxxxxxx xxxxxx	xxxxxxxxxxxxxxx xxxxxxxxxxxxx	xxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxxx

Schedule 8

Tax Covenant

Part 1 - Interpretation and Buyer Protections

1.	Interpretation
1.1	In this schedule (unless the context otherwise requires):

Accounts Relief means any Relief to the extent it is included as an asset in the Completion Accounts or taken into account in computing (and so eliminating or reducing) any provision for deferred Tax in the Completion Accounts

Actual Tax Liability means any liability, or any increase in a liability, to make an actual payment of, in respect of, or on account of, Tax whether or not the same is primarily payable by the Company and whether or not the Company has rights of reimbursement against any other person

Buyer’s Group means the Buyer and any company which either is or becomes after the date of Completion or has within the 6 years prior to the date of Completion been treated as a member of the same group of companies as, or otherwise associated or connected in any way with, the Buyer for any Tax purpose

Buyer’s Relief means any:

(a)	Accounts Relief
(b)	Post-Completion Relief and
(c)	any Relief arising to the Buyer’s Group (other than the Company)

CTA 2009 means the Corporation Tax Act 2009

CTA 2010 means the Corporation Tax Act 2010

Deemed Tax Liability means:

(a)	(a)the use or set off of a Buyer’s Relief in circumstances where but for such use or set off the Company would have an Actual Tax Liability in respect of which the Seller would have been liable under the Tax Covenant, in which event the amount of the Deemed Tax Liability shall be the amount for which the Seller would have been so liable but for such use or set off
(b)	the Loss of an Accounts Relief in consequence of an Event occurring on or before Completion, in which event the amount of the Deemed Tax Liability shall be:
(i)	where the Relief that is subject of the Loss is a deduction from, or credit or offset against, Tax, the amount of that Relief so Lost
(ii)	where the Relief that is the subject of the Loss is a deduction from or offset against income, profit or gains, the amount of Tax which but for such Loss would have been saved by virtue of the Relief so Lost (assuming for this purpose that the Company has sufficient profits or was otherwise fully able to utilise the Relief in the Accounting Period in which Completion occurs)
(iii)	where the Relief that is subject of the Loss is a repayment of Tax, the amount of the repayment that would have been obtained but for the Loss

Demand means any assessment, notice, letter, demand or other document issued or action taken by or on behalf of any Tax Authority from which it appears that the Company is subject to, or is sought to be made subject to, or will or might become subject to, any Tax Liability (including but not limited to the imposition or withholding of or on account of any Tax or any amount in the nature of Tax)

Event means any event, act or omission the cessation of a period of time, the Company becoming or ceasing to be associated to be associated with another person for the purposes of any Tax, the Company becoming or ceasing to be resident for tax purposes in a jurisdiction, the death, winding up or dissolution of a person or the making of any payment or the receipt or accrual and any transaction including the entry into this Agreement or Completion

HMRC means HM Revenue & Customs and any successor body or bodies with responsibility for administering or collecting UK Tax

IHTA means the Inheritance Tax Act 1984

Loss means, in relation to a Relief, the loss, reduction, unavailability, disallowance, withdrawal or claw-back of that Relief and Lost shall be construed accordingly

Post-Completion Relief means any Relief which arises in respect of an Event occurring, or is attributable to a period of account commencing, after Completion or, where a period of account commences before Completion and ends after Completion, the part of such period of account which is after Completion

Relevant Accounts means the Completion Accounts

Relief means any loss, allowance, deduction, credit, refund or other relief from or relating to any Tax or to the computation of income, profits or gains for the purpose of any Tax and any right to a repayment of Tax

Tax means:

(a)	any form of statutory, governmental, state, federal, provincial local government or municipal tax and any levy, duty, contribution, impost, deduction or withholding (including for the avoidance of doubt, national or social security contributions) in each case in the nature of tax whenever created or imposed but excluding uniform business rates and council tax and
(b)	all surcharges, interest, penalties and fines in respect of, any Tax falling within paragraph (a) of this definition

Tax Authority means any authority or person, whether of the United Kingdom, part of the United Kingdom or elsewhere, competent to impose, assess or collect any Tax

Tax Covenant means paragraph 2 of Part 1

Tax Liability means any Actual Tax Liability, any Deemed Tax Liability and any other liability referred to in the Tax Covenant

Tax Warranties means the warranties and representations set out in part 3

TCGA means the Taxation of Chargeable Gains Act 1992

VATA means the Value Added Tax Act 1994

1.2	In this schedule (unless the context otherwise requires):
(a)	references to any income, profits or gains earned, accrued or received on or prior to a given date or time or by reference to or in respect of a specified period, shall include income, profits or gains which are deemed or treated, for the purposes of the Tax in question, as being, or having been, earned, accrued or received on or before that date or time or in respect of that period, as the case may be;

(b)	references to any Event occurring or having occurred on or prior to a given date or time or by reference to or in respect of a specified period, shall include any Event which is deemed or treated, for the purposes of the Tax in question, as occurring, or as having occurred on or before that date or time or in respect of that period, as the case may be; and
(c)	references to parts are references to parts of this schedule and references to a paragraph shall, unless otherwise stated, be to a paragraph of this schedule.
1.3	In determining for the purposes of this schedule whether a charge on or power to sell, mortgage or charge any of the shares in or assets of the Company exists at any time, the fact that any amount of Tax is not yet payable or may be paid by instalments shall be disregarded and such amount of Tax shall be treated as becoming due and the charge or power to sell, mortgage or charge as arising on the date of the transfer of value or other Event on or in respect of which it becomes payable or arises.
1.4	Any covenant, indemnity or other requirement to pay costs and/or expenses in this schedule (including by way of deduction of such costs and/or expenses from any payment due to another party) shall be treated as excluding any VAT on such costs and/or expenses to the extent that the party incurring such costs is able to obtain an input tax credit in respect of such VAT.
2.	Covenant by the Seller

Subject to the provisions of paragraph 3 of Part 1 and Schedule 5 (Limitations on Liability) to the extent specified therein, the Seller hereby covenants with the Buyer to pay to the Buyer an amount equal to:

(a)	any Actual Tax Liability of the Company arising as a result of, in respect of or by reference to:
(i)	any Event occurring, or having occurred, on or before Completion; or
(ii)	any income, profits or gains earned, accrued or received on or before Completion; or
(b)	any Deemed Tax Liability;
(c)	any Actual Tax Liability or Deemed Tax Liability that arises due to any Event arising in the ordinary course of business that occurs after Completion under a legally binding obligation (whether or not conditional) entered into by the Company on or before Completion;
(d)	Any Actual Tax Liability or Deemed Tax Liability arising from the issue to the Seller or subdivision of share capital on or before Completion or the exercise of the options pursuant to clause 11 of the Shareholders' Agreement whenever occurring;
(e)	any Actual Tax Liability of the Company arising as a result of the Seller, or any person who is connected with the Seller (within the meaning of section 1122 CTA 2010), failing to pay by the due date any Tax for which the Seller or person is primarily liable; or
(f)	any Actual Tax Liability in respect of inheritance tax which:
(i)	is at Completion a charge on, or gives rise to a power to sell, mortgage or charge, any of the shares or assets of the Company; or
(ii)	after Completion becomes a charge on, or gives rise to a power to sell, mortgage or charge, any of the shares or assets of the Company being an Actual Tax Liability arising as a result of the death of any person within xxxx after a transfer of value occurring on or before Completion (or a deemed transfer of value) if a charge on or power to sell, mortgage or charge any such shares or assets could, if the death had occurred immediately before Completion and the inheritance tax payable as a result thereof had not been paid, have existed at Completion; or

(iii)	arises as a result of a transfer of value occurring or being deemed to occur on or before Completion (whether or not in conjunction with the death of any person whenever occurring) which increased or decreased the value of the estate of the Company;
(g)	any reasonable third party costs and expenses properly incurred by the Buyer or the Company as a result of any such liability or amount as is referred to in paragraph 2(a) to paragraph 2(f) of Part 1 and in respect of which the Seller is liable under those paragraphs or in successfully taking any action under this Schedule 8.
3.	Limitations
3.1	The Seller shall not be liable under the Tax Covenant or for breach of any Tax Warranty, in respect of any Tax Liability to the extent that:
(a)	specific provision or reserve is made for such Tax Liability in the Relevant Accounts; or
(b)	such Tax Liability was discharged on or before Completion and the Completion Accounts reflect that discharge; or
(c)	any Relief (other than a Buyer’s Relief) is available (or is made available at no cost to the Company) to the Company to reduce or eliminate the Tax Liability; or
(d)	such Tax Liability would not have arisen but for a voluntary transaction, action or omission carried out or effected by any member of the Buyer’s Group or the Company at any time after Completion except that this exclusion shall not apply where such transaction, action or omission:
(i)	is required by any legislation or other statutory requirement in force before Completion; or
(ii)	is carried out at the written request of or with the written consent of the Seller; or
(iii)	is carried out or effected pursuant to a legally binding obligation of the Company entered into on or before Completion; or
(iv)	is carried out in the ordinary course of business of the Company as carried on at Completion; or
(e)	such Tax Liability arises or is increased as a result of:
(i)	any change in the rates of Tax; or
(ii)	any change in legislation, regulation or directive; or
(iii)	any change in the published practice of general application of, or published concession of general application operated by, any Tax Authority; or
(iv)	any change in the judicial interpretation of any law,

in each case taking effect after Completion; or

(f)	such Tax Liability arises as a result of a change to the date to which the Company makes up its accounts or changing any of its accounting policies or practices, in either case, after Completion, but excluding any change required to comply with any law or generally accepted accounting practices or principles applicable to the Company immediately prior to Completion and in force at Completion; or
(g)	such Tax Liability arises as a result of or would not have arisen but for:

(i)	the failure or omission by the Company after Completion (other than at the written request of the Seller) to make any claim, election, surrender or disclaimer or to give any notice or consent (“the Claim”) in circumstances where the making, giving or doing of the Claim was permitted by law and is taken into account in computing the provision for Tax or deferred tax in the Relevant Accounts and the Buyer was provided with full details of the Claim by the Seller requesting that the Claim be made at least 14 days before the last date on which the Claim could be made; or
(ii)	the withdrawal or amendment by the Company after Completion (other than at the written request of the Seller) of any claim, election, surrender, disclaimer, notice or consent made, given or done, as the case may be, by the Company prior to Completion; or
(iii)	any claim, election, surrender, disclaimer, notice or consent made, given or done by the Company after Completion (other than at the written request of the Seller), the making, giving or doing of which was not taken into account in computing the provision for Tax or deferred tax in the Relevant Accounts; or
(iv)	the Company ceasing to carry on any trade or business after Completion or effecting a major change wholly after Completion in the nature or conduct of any trade or businesses carried on by it at Completion; or
(v)	the earning, receipt or accrual of any actual (not deemed) income, profit or gain prior to the Completions Accounts Reference Date which is not recognised in the Relevant Accounts and which is retained in and available to the Company immediately after Completion and is not otherwise taken into account in determining the Purchase Price; or
(vi)	any unreasonable failure or delay by the Buyer or the Company in paying over to any Tax Authority any payment previously made by the Seller under this Agreement; or
(h)	the Buyer has recovered damages or any other amount under this Agreement (whether for breach of Warranty, under any indemnity, under this schedule or otherwise) in respect of the same Tax Liability or the Buyer or the Company have otherwise obtained reimbursement or restitution from the Seller; or
(i)	such Tax Liability is stamp duty or stamp duty reserve tax payable in respect of the Buyer’s acquisition of the Shares.
3.2	Where a Tax Liability arises in respect of which the Seller is liable pursuant to the Tax Covenant or the Tax Warranties, the maximum liability of the Seller in relation to such Tax Liability shall be limited to 80% of the total Tax Liability of the Company in question provided that once the Buyer has acquired all of the issued share capital of the Company, the Seller will be liable for the total Tax Liability arising from any Demand of which the Buyer or the Company first become aware after the date on which the Buyer acquired all of the issued share capital of the Company.
4.	Payment
4.1	If the Seller is or becomes liable to make a payment under the Tax Covenant in respect of an Actual Tax Liability or a Deemed Tax Liability falling within paragraph (a) of that definition, the Seller shall pay such amount in cleared funds on or before the date 15 Business Days after the date of written notice from the Buyer of the amount which the Seller is required to pay or, if later, the date 2 Business Days before the date on which the Actual Tax Liability in question is, or as the case may be would have been, due for payment.
4.2	If the Seller is or becomes liable to make a payment under the Tax Covenant in respect of any other amount not being an Actual Tax Liability or a Deemed Tax Liability falling within paragraph (a) of that definition, the Buyer will notify the Seller in writing of the amount which the Seller is required to pay and the Seller shall pay such amount in cleared, immediately available funds on or before the date:

(a)	in the case of a Deemed Tax Liability falling within paragraph (b) of that definition where the Accounts Relief Lost is a right to a repayment of Tax, the later of the date upon which such repayment would have been payable and 15 Business Days after the date of such notice;
(b)	in the case of a Deemed Tax Liability falling within paragraph (b) of that definition where the Accounts Relief Lost is not a right to repayment of Tax, the later of the date 2 Business Days before the date upon which any Tax (which would have been saved or is treated as having been saved but for such Loss) is due for payment and 15 Business Days after the date of such notice;
(c)	in the case of any costs and expenses within paragraph 2(g) of Part 1, the Buyer will notify the Seller in writing of such amount specifying details of the services for which those costs and expenses were incurred and the circumstances in which they were obtained and the Seller shall pay such amount on or before the later of 2 Business Days before the date on which such costs and expenses are due for payment and the date 15 Business Days after the date of such notice;
(d)	in any other case, 5 Business Days after the date of such notice.
4.3	Sums not paid by the Seller on the dates specified in paragraph 4.1 to paragraph 4.2 of Part 1 shall bear interest (which shall accrue from day to day after, as well as before, judgment) at 1% above the base rate from time to time of xxxx or, in the absence of such base rate, at such similar rate of a UK clearing bank as the Buyer may from time to time select and notify to the Seller from the date following the specified date up to and including the day of actual payment of such sums (or the next business day if such day of actual payment is not a Business Day).
4.4	All amounts due under this Schedule from the Seller to the Buyer shall be paid in full, without any set-off, counterclaim, deduction or withholding (other than any deduction or withholding of tax required by law). If any deductions or withholdings are required by law to be made from any of the sums payable under this Schedule, the Seller shall provide any evidence of the relevant withholding as the Buyer may reasonably require and shall pay to the Buyer any sum as will, after the deduction or withholding is made, leave the Buyer with the same amount as it would have been entitled to receive without that deduction or withholding.
4.5	The Seller shall have no liability to make any additional payment pursuant paragraph 4.4 of this Schedule 8 to the extent:
4.5.1	such liability to Tax would not have arisen but for an assignment of this Agreement or any part of it;
4.5.2	such liability to Tax has already been taken into account in the calculating the quantum of the payment made by the Seller pursuant to this Agreement.
4.6	If the Buyer would, but for the availability of a Buyer’s Relief (other than an exemption from Tax), incur a Tax liability falling within paragraph 4.5 of Part 1 it shall be deemed for the purposes of that paragraph 4.5 of Part 1 to have incurred and paid that liability.

Part 2

Credit Mechanisms

1.	Rebate
1.1	If the Company is entitled to recover from any person (other than the Company or any member of the Buyer’s Group) any amount in respect of or by reference to any Tax Liability (or any Event giving rise to such a Tax Liability) in respect of which the Seller is or has been liable under the Tax Covenant or in respect of the Tax Warranties, the Buyer shall:
(a)	inform the Seller of that entitlement; and
(b)	subject to the Buyer and the Company being indemnified and secured for costs which exceed xxxxxxxx to the Buyer’s reasonable satisfaction by the Seller against any reasonable third party costs and expenses which may thereby be properly incurred, the Buyer shall procure that the Company shall use all reasonable endeavours to make such recovery.
1.2	If the Company makes a recovery referred to in paragraph 1.1 of Part 2:
(a)	in a case where the Seller has already discharged their liability under the Tax Covenant or in respect of the Tax Warranties in respect of the Tax Liability referred to in paragraph 1.1 of Part 2, the Buyer shall repay to the Seller a sum equal to the lesser of:
(i)	the amount of any payment so received, after deduction therefrom of an amount equal to any reasonable third party costs and expenses properly incurred in obtaining it (and not previously reimbursed by the Seller to the Buyer) and any Tax liability incurred in respect of it; and
(ii)	the amount paid by the Seller under the Tax Covenant or in respect of the Tax Warranties in respect of the Tax Liability in question;
(iii)	provided that the Buyer will not be obliged to repay any amount under this paragraph to the extent that it would result in the Buyer being in a worse position than it would have been had the Tax Liability in question not arisen; and
(b)	in a case where the Seller has not already discharged their liability under the Tax Covenant or in respect of the Tax Warranties in respect of the Tax Liability referred to in paragraph 1.1 of Part 2, an amount equal to the amount referred to in paragraph 1.2(a) of Part 2 shall be set off against the Seller’s liability (and shall discharge the liability of the Seller in respect thereof to the extent of the amount so set off).
2.	Over provisions
2.1	If:
(a)	any provision for, or in respect of, Tax (including deferred tax) in the Relevant Accounts has proved to be an over-provision other than an overprovision arising by:
(i)	a change in law;
(ii)	a voluntary act or omission of the Buyer or the Company;
(iii)	the utilisation or setting off of a Buyer’s Relief; or

that, in each case, occurs after Completion; or

(b)	any right to a repayment of Tax treated as an asset in the Relevant Accounts has proved to be understated or, where no right to repayment of Tax was treated as an asset in the Relevant Accounts, such an amount should have been treated as an asset in the Relevant Accounts (taking account of the applicable accounting principles for the Relevant Accounts)

the amount of such over-provision, understatement or amount (as the case may be) shall be dealt with in accordance with paragraph 2.2 of Part 2.

2.2	Where it is provided under paragraph 2.1 of Part 2 that any amount is to be dealt with in accordance with this paragraph:
(a)	the amount shall first be set off against any payment then due from the Seller under the Tax Covenant or in respect of the Tax Warranties;
(b)	to the extent there is an excess, a refund shall be made to the Seller of any previous payment made by the Seller under the Tax Covenant or in respect of the Tax Warranties and not previously refunded under this paragraph 2 of Part 2, up to the amount of such excess; and
(c)	to the extent that the excess referred to in paragraph 2.2(b) of Part 2 is not exhausted thereunder, the remainder of that excess shall be carried forward and set off against any future payment which becomes due from the Seller under the Tax Covenant or in respect of the Tax Warranties.
2.3	The Buyer shall notify the Seller in writing within 5 Business Days of it or the Company becoming aware of any amount referred to in paragraph 2.1 of Part 2.
3.	Windfall
3.1	If any Tax Liability (or the Event giving rise to the Tax Liability) which has resulted or results in any sum having been paid or becoming payable by the Seller under the Tax Covenant or in respect of the Tax Warranties has given rise to a Relief which would not otherwise have arisen and a liability of the Company to make an actual payment of Tax has been satisfied or avoided, or a repayment of Tax has been obtained, by the use of that Relief, the amount by which that liability has been satisfied or avoided or the amount of the repayment of Tax (as the case may be), shall be dealt with in accordance with paragraph 3.2 of Part 2 provided that paragraph 3.2 shall not apply to any amount to the extent that it would result in the Buyer being in a worse position than it would have been in had the Tax liability not arisen.
3.2	Where it is provided under paragraph 3.1 of Part 2 that any amount is to be dealt with in accordance with this paragraph 3.2 of Part 2:
(a)	the amount shall first be set off against any payment then due from the Seller under the Tax Covenant or in respect of the Tax Warranties;
(b)	to the extent there is an excess, a refund shall be made to the Seller of any previous payment made by the Seller under the Tax Covenant or in respect of the Tax Warranties and not previously refunded under this paragraph up to the amount of such excess; and
(c)	to the extent that the excess referred to in paragraph 3.2(b) of Part 2 is not exhausted thereunder, the remainder of that excess shall be carried forward and set off against any future payment which becomes due from the Seller under the Tax Covenant or in respect of the Tax Warranties.
3.3	The Buyer shall notify the Seller in writing within 5 Business Days of it or the Company becoming aware of any amount referred to in paragraph 3.1 of Part 2.
4.	Buyer’s covenant
4.1	The Buyer covenants with the Seller to pay to the Seller an amount equal to any Actual Tax Liability of the Seller or of any company which is under the control of the Seller (whether alone or in conjunction with any other person) which arises as a result of the failure by the Company to discharge after Completion an Actual Tax Liability for which it is primarily liable in respect of which the Seller does not have any undischarged liability to make a payment to the Buyer under the Tax Covenant or for breach of a Tax Warranty together with any reasonable costs and expenses incurred by the Seller or that company in relation to such Actual Tax Liability (or any Demand therefore) or in making any claim under this paragraph.

4.2	The Buyer will not be liable under this paragraph 4.2 of Part 2 to the extent that the Seller has recovered a sum in respect of the relevant Tax Liability under any statutory or other right and the Seller will waive any other rights to recover any sum to the extent that it recovers any sum under this paragraph 4.2 of Part 2.
4.3	If the Buyer becomes liable to make a payment under paragraph 4.1 of Part 2, the Buyer shall pay such amount in cleared immediately available funds on or before the later of the date 2 Business Days before that Actual Tax Liability is finally due and payable and the date 15 Business Days after the date of written demand on the Buyer by the Seller.
4.4	The provisions of paragraph 4.3 of Part 1 shall apply to payments under this paragraph as they apply to payments under the Tax Covenant as if references therein to the Buyer are references to the Seller and references to the Seller are references to the Buyer.

Part 3

Procedure

1.	Conduct of claims
1.1	If the Buyer or the Company (or any of their directors) shall become aware of any Demand which is likely to or may give rise to a liability of the Seller under the Tax Covenant or in respect of the Tax Warranties the Buyer shall give written notice thereof to the Seller. The Buyer shall give such notice to the Seller on a timely basis (having regard to any applicable time limit for appealing against or responding to the Demand) provided that where a statutory time limit is applicable for responding to or appealing against the Demand, the Buyer shall give written notice of the Demand to the Seller, where possible, no later than the fifteenth Business Day prior to the expiry of the said time limit.
1.2	If the Seller becomes aware of a Demand or otherwise considers that a Tax Liability that may give rise to a liability of the Seller under the Tax Covenant or the Tax Warranties, they shall notify the Buyer in writing as soon as reasonably practicable, and, on receipt of the notice, the Buyer shall be deemed to have given the Seller notice in accordance with the provisions of paragraph 1.1 of Part 3.
1.3	The Buyer shall procure that the Company shall take such action which the Seller may by written notice given to the Buyer reasonably request to dispute, resist, appeal against, compromise, mitigate or defend a Demand (any such action being an Action), provided always that:
(a)	in each case, the Buyer and the Company shall be indemnified and secured for costs which exceed xxxxxxxx to the Buyer’s reasonable satisfaction by the Seller against any reasonable third party costs and expenses which may be properly incurred by the Buyer or the Company in taking the Action; and
(b)	the Buyer shall not be obliged to take any Action in relation to a Demand where there has been fraudulent conduct or conduct involving dishonesty by the Seller or, prior to Completion, the Company in relation to such Demand.
1.4	The Buyer shall not be required to procure that the Company takes any steps under paragraph 1.3 of Part 3 if:
(a)	the Buyer has not received written instructions in accordance with paragraph 1.3 of Part 3 within 15 Business Days of the delivery of the notice referred to in paragraph 1.1 of Part 3; or
(b)	complying with any request or notification of the Seller under this paragraph is likely, in the opinion of the Buyer, acting reasonably, to:
(i)	materially increase the amount involved or the future liability to Tax of the Company; or
(ii)	have a materially adverse effect on the future Tax affairs of the Company; or
(iii)	complying with any request or notification would involve sending, transmitting, issuing or submitting any written correspondence or entering into any other communication relating to the Tax Claim which, in the Buyer’s reasonable opinion, is not true and accurate.
1.5	If paragraph 1.3 of Part 3 applies in respect of a Demand Buyer and/or the Company shall, acting in good faith, be free to pay or settle such Tax Claim or take such other action in connection with the same as it may in its reasonable discretion decide.
2.	Tax computations

2.1	The Buyer covenants with the Seller:
(a)	to keep the Seller informed of all matters relating to the submission, negotiation and agreement of the corporation tax returns and computations of the Company for all accounting periods ended on or prior to the Accounts Date (Relevant Accounting Periods);
(b)	that no such computations or returns nor any material correspondence relating to such computations or returns shall be transmitted to any Tax Authority without first being submitted to the Seller for its comments and the Buyer shall not unreasonably refuse to incorporate any reasonable comments of the Seller on such returns or correspondence.
2.2	If so requested by the Seller in writing, the Buyer shall be obliged to procure that the Company makes or gives any return, claim, election, surrender and/or consent in relation to Tax to the extent that, in computing any provision for Tax or deferred Tax which appears in the Relevant Accounts (or in eliminating any provision which would have so appeared), it was assumed that any such return, claim, election, surrender or consent would be made or given.
2.3	The Buyer shall procure that the Company provides the Seller with such documents and information (including, without limitation, access to books, accounts, personnel and records), as the Seller may reasonably require in writing, in connection with their rights pursuant to this paragraph.
2.4	In respect of the accounting period of the Company commencing prior to Completion and ending after Completion (Straddle Period) the Buyer shall procure that the corporation tax returns of the Company shall be prepared on the basis which is consistent with the manner in which corporation tax returns of the Company are or have been prepared for all accounting periods ended prior to Completion.
2.5	The Buyer shall procure that the Company keeps the Seller fully informed of the Tax affairs of the Company in respect of the Straddle Period and shall provide the Seller with copies of all relevant documents and shall not submit any correspondence or submit or agree any return or computation for such period, to any Tax Authority without giving the Seller a reasonable opportunity to make representations thereon and taking into account all such representations insofar as they are reasonable.
2.6	The provisions of paragraph 1 of Part 3 shall apply in priority to the provisions of this paragraph.

Part 4

Tax Warranties

1.	Provision in the Accounts

The Accounts make full provision or reserve, in accordance with applicable accounting principles, for all Tax for which the Company was liable as at the Accounts Date.

2.	Payment

The Company has paid all Tax for which it has become liable to pay or account for, the due date for payment of which is on or before the date of this Agreement.

3.	Compliance
3.1	Within the last 4 years the Company has properly made all returns and computations and supplied all other information in relation to Tax which it is or has been required to make or supply and all such returns, computations and information were and remain materially complete and accurate and were made or supplied punctually.
3.2	The Company is not involved in any current dispute with any Tax Authority where the amount of Tax at stake is material and, so far as the Seller is aware, there are no facts which are likely to give rise to any such dispute.
3.3	The Company is not and has not at any time within the last 4 years been liable to pay any penalties, fines, surcharges or interest in relation to Tax which in aggregate exceed £10,000 and, so far as the Seller is aware, there are no facts which are likely to cause it to become liable to pay any such penalties, fines, surcharges or interest.
3.4	Within the last 4 years the Company has complied with all its obligations to deduct Tax from payments made by it and to account for such Tax to any Tax Authority.
3.5	No Tax Authority has agreed formally or informally to any concession or arrangement in relation to the current Tax position of the Company which does not reflect the relevant legislation, published practice or any published concession.
4.	Close companies
4.1	The Company has not:
(a)	since the Accounts Date done anything or omitted to do anything so as to give rise to an assessment or any charge to tax, under section 455 CTA 2010 (as extended by section 460 CTA 2010);
(b)	within the last 6 years been a close investment-holding company as defined in section 34 CTA 2010.
5.	Distributions
5.1	The Company has not been concerned in any exempt distribution within the meaning of section 1075 CTA 2010.
5.2	No distribution or deemed distribution, within the meaning of section 1000 or sections 1022-1027 of CTA 2010, has been made (or will be deemed to have been made) by the Company, except dividends shown in its unaudited accounts, and the Company is not bound to make any such distribution.
6.	Branch Election

The Company has not made any election under section 18A CTA 2009.

7.	Group transactions
7.1	The Company is not, and has never been a member of a group or consortium for any Tax purpose.
7.2	The Company has not at any time within the last 6 years acquired any asset from any company (other than a company falling within the definition of the Company) which at the time of the acquisition was a member of the same group of companies as defined in section 170 TCGA.
8.	Residence and offshore interests
8.1	The Company is and has at all times been resident in the United Kingdom for Tax purposes and is not and has not at any time been treated as resident or as having a branch or permanent establishment in any other jurisdiction for any Tax purpose (including under any double tax treaty or agreement).
8.2	The Company is not liable for any Tax as the agent or Tax representative of any other person or business and does not constitute a permanent establishment of any other person, business or enterprise for any Tax purposes.
9.	Employment tax
9.1	All National Insurance contributions and sums payable to HMRC under the PAYE system due and payable by the Company up to the date hereof have been paid and the Company has made all such deductions, withholdings and retentions as are required in connection therewith.
9.2	No person has acquired any option to acquire shares or securities in the Company where the right or opportunity to do so is, or was, available by reason of an office or employment of that person with the Company nor has provision been made to provide a benefit to an employee or director either directly or indirectly via a third person.
10.	Inheritance Tax
10.1	There is no outstanding HMRC charge (as defined in section 237 IHTA) over any asset of the Company or over any of the Shares and, so far as the Seller is aware, there are no circumstances in which such a charge could arise.
10.2	There are in existence no circumstances by virtue of which any such power as is mentioned in section 212 IHTA could be exercised in relation to any asset of the Company or to any of the Shares or by virtue of which any such power could be exercised but for the provisions of section 204(6) IHTA.
11.	Vat
11.1	The Company is a taxable person for the purposes of VAT and is duly registered in the United Kingdom for VAT and has been so registered at all times that it has been required to be registered for the purpose of the VAT legislation. Such registration is not subject to any conditions imposed by or agreed with HMRC.
11.2	The Company is not, and has not within the last 4 years, been a member of a group for the purposes of the VAT legislation, and has not applied for such treatment.
11.3	Within the last 3 years the Company has not been subject to any penalty liability notice, written warning of failure to comply, surcharge liability notice or requirement to give security as a condition of making taxable supplies.
11.4	The Company has not registered, and is not required to register, for VAT purposes (or for the purposes of any similar tax on added value or turnover) in any country other than the United Kingdom.

11.5	All supplies that have been made by the Company have been taxable supplies for VAT purposes. The Company has not been and, so far as the Seller is aware, will not be, denied full credit for all input tax paid or suffered by it.
11.6	The Company does not own any assets which are capital items subject to the capital goods scheme under Part XV of the VAT Regulations 1995, nor has exercised any option to tax under Part 1 of Schedule 10 to VATA 1994.
12.	Avoidance
12.1	The Company has not received an accelerated payment notice (as referred to in Chapter 3, Part 4 Finance Act 2014) or a follower notice (as referred to in Chapter 2, Part 4 Finance Act 2014).
12.2	The Company has not been party to nor otherwise involved in any transaction in respect of which disclosure has been made, or required to be made, by the Company pursuant to Part 7 Finance Act 2004 or Schedule 11A VATA.
12.3	The Company has not carried out or been party to any transaction where the sole or main purpose, or one of the main purposes, was the avoidance of Tax or which has given, or could give, rise to a liability under Part 5 and Schedule 43 Finance Act 2013 (GAAR).
13.	Stamp duty and stamp duty land tax
13.1	All documents to which the Company is a party as purchaser, assignee or lessee, which are in the possession or under the control of the Company and which establish or are necessary to establish any right or title of the Company have been duly stamped.
13.2	Neither entering into this Agreement, Completion or the performance of this Agreement will result in the withdrawal of a stamp duty land tax Relief granted before Completion which will affect the Company.
14.	Loan Relationships

All financing costs, including interest, discounts and premiums payable by the Company in respect of its loan relationships within the meaning of section 302 of CTA 2009 are eligible to be brought into account by the Company as a debit for the purposes of Part 5 of CTA 2009 at the time, and to the extent that such debits are recognised in the statutory accounts of the Company.

15.	Chargeable Gains

The book value shown in, or adopted for the purposes, of the Accounts as the value of each of the assets of the Company does not exceed the amount which on a disposal of such asset at the date of this Agreement would be deductible in computing any gain.

16.	CAPITAL ALLOWANCES

The Company has not claimed first-year tax credits or other reliefs or allowances in respect of any expenditure concerning an asset owned or treated as owned at the Accounts Date (including software development costs) which, if disposed of at the date of this Agreement for consideration equal to its net book value as included in the Accounts, would give rise to a balancing charge or clawback of allowances or other relief claimed in respect of that asset.

17.	Tax liabilities

The Company is not obliged to pay any Liability for Taxation which arises to another person pursuant to any contract or other arrangement made on or before Completion.

18.	COVID-19

18.1	No employee or officer of the Company has been required to carry out their duties in a jurisdiction other than their usual jurisdiction of residence, or other than the jurisdiction in which they typically carry out their duties, as a result of COVID-19 related travel restrictions.
18.2	The Disclosure Letter sets out details of the extent to which the Company benefitted from any of the following COVID-19 pandemic related measures:
18.2.1	deferral of income tax or corporation tax self-assessment payments on account where those payments on account have yet to be made to HMRC;
18.2.2	deferral of VAT liability where that VAT liability has not yet been settled;
18.2.3	business rates holidays; and/or
18.2.4	"time to pay" arrangements with HMRC.
18.3	The Company was entitled to benefit from, and has complied with any and all requirements of, any measures from which it has benefitted from in paragraph 18.2 above.

Schedule 9

Buyer Warranties

1	This Agreement and the other Transaction Documents executed or to be executed by the Buyer will, when executed, constitute valid and binding obligations of the Buyer enforceable against the Buyer in accordance with their respective terms.
2	The Buyer is a company duly incorporated and validly existing under the laws of Alberta and has the requisite power and authority to enter into and perform, and has taken all necessary corporate action to authorise the execution and performance of, its obligations under this Agreement and any other Transaction Document to which it is a party, including the issue of the Consideration Shares.
3	The execution, delivery and performance by the Buyer of this Agreement and each Transaction Document will not:
(a)	breach any provision of the articles or by-laws of the Buyer;
(b)	breach or constitute a default under any agreement or arrangement to which it is a party or by which it is bound;
(c)	breach any applicable Laws or any orders, judgments or decrees of any court or Governmental Entity.
4	The Buyer has obtained all consents, approvals and authorisations necessary from all relevant Governmental Entities to execute and perform its obligations under this Agreement (including, for the avoidance of doubt, to issue the Consideration Shares) subject to, official notice of issuance and acceptance by the TSXV and all the other Transaction Documents.
5	In relation to the Buyer and each member of the Buyer's Group:
(a)	no order has been made and no resolution has been proposed or passed for the winding up of or for a provisional liquidator to be appointed in respect of any of them and no petition has been presented for the purpose of winding up any of them;
(b)	no administration order has been made in respect of any of them and no petition or other application to the court for such an order has been presented or made and no administrator has been appointed (or notice of intention so to appoint filed in court) in respect of any of them;
(c)	no receiver (which expression will include an administrative receiver) has been appointed in respect of any of them or in respect of all or any material part of their respective assets;
(d)	no voluntary arrangement has been proposed under any applicable bankruptcy or insolvency legislation in respect of any of them;
(e)	no distress, execution or other process has been levied or threatened in respect of any of their respective assets, so long as sections A through E could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect..
5.2	The Buyer has timely filed with or furnished to, as applicable, the securities regulatory authorities in Canada (Commissions), as applicable, all material registration statements, prospectuses, reports, schedules, forms, statements, and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the Commissions since 31 October 2020 (Buyer Public Documents).
5.3	The Buyer is a reporting issuer, or the equivalent thereof, in each of the Provinces and Territories of Canada (Reporting Jurisdictions), and is not currently in default of any requirement of the applicable laws of each of the Reporting Jurisdictions and other regulatory instruments of the Commissions, and no order ceasing, halting or suspending trading in securities of the Buyer or prohibiting the distribution of such securities has been issued to and is outstanding against the Buyer and no investigations or proceedings for such purposes are, to the knowledge of the Buyer, pending or threatened.

5.4	The Buyer is in compliance in all material respects with all its disclosure obligations under applicable Laws and all documents filed by the Buyer pursuant to such obligations are in compliance in all material respects with applicable Laws and, other than in respect of documents that have been amended or refiled did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
5.5	Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) contained in or incorporated by reference into the Buyer Public Documents:
(a)	complied as to form in all material respects with the published rules and regulations of the Commissions with respect thereto as of their respective dates;
(b)	was prepared in accordance with IFRS (International Financial Reporting Standards) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the Commissions for Quarterly Reports on Form 10-Q); and
(c)	fairly presented in all material respects the consolidated financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Buyer and the consolidated Buyer's Group as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by IFRS and the applicable rules and regulations of the Commissions (but only if the effect of such adjustments would not, individually or in the aggregate, be material).
5.6	The financial statements of the Buyer dated as of 31 July 2021 contained in the Buyer Public Documents filed prior to the date of this Agreement is hereinafter referred to as the "Buyer Balance Sheet". No member of the Buyer's Group has any Liabilities other than Liabilities that:
(a)	are reflected or reserved against in the Buyer Balance Sheet (including in the notes thereto);
(b)	were incurred since the date of the Buyer Balance Sheet in the ordinary course of business consistent with past practice;
(c)	are incurred in connection with the transactions contemplated by this Agreement; or
(d)	would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
5.7	The Buyer is in material compliance with all of the applicable listing and corporate governance rules of the TSXV and NASDAQ.
5.8	Since the date of the Buyer Balance Sheet, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of each member of the Buyer's Group has been conducted in the ordinary course of business consistent with past practice and there has not been or occurred any Material Adverse Effect or any event, condition, change, or effect that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
5.9	Each member of the Buyer's Group is and, since 1 January 2021, to the Buyer's knowledge has been in compliance with, all Laws applicable to the Buyer's Group or by which the Buyer's Group or any of their respective businesses or properties is bound, except for such non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.10	Since 1 January 2019, no Governmental Entity has issued any notice or notification stating that a member of the Buyer's Group is not in compliance with any Law, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
5.11	Each member of the Buyer's Group holds, to the extent necessary to operate their respective businesses as such businesses are being operated as of the date hereof, all Permits except for any Permits for which the failure to obtain or hold would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
5.12	No suspension, cancellation, non-renewal, or adverse modifications of any Permits held by the Buyer's Group is pending or, to the knowledge of the Buyer, threatened, except for any such suspension or cancellation which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
5.13	Each member of the Buyer's Group is and, since 1 January 2019, has been in compliance with the terms of all Permits, except where the failure to be in such compliance would not reasonably be expected to have a Material Adverse Effect.
5.14	There is no Legal Action pending, or to the knowledge of the Buyer, threatened against any member of the Buyer's Group or any of their respective properties or assets or, to the knowledge of the Buyer, any officer or director of the Buyer's Group in their capacities as such other than any such Legal Action that:
(a)	does not involve an amount that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and
(b)	does not seek material injunctive or other material non-monetary relief. No member of the buyer's Group or any of their respective properties or assets is subject to any order of a Governmental Entity or arbitrator, whether temporary, preliminary, or permanent, which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
5.15	To the knowledge of the Buyer, there are no inquiries or investigations, other governmental inquiries or investigations by any Commission, or internal investigations pending or, to the knowledge of the Buyer, threatened, in each case regarding any accounting practices of the Buyer or any member of the Buyer's Group or any malfeasance by any officer or director of the Buyer.
5.16	The authorised capital stock of the Buyer consists of an unlimited number of Buyer Shares.
5.17	As of the date of this Agreement, 52,903,781 Buyer Shares were issued and outstanding.
5.18	All of the outstanding shares of capital stock of the Buyer, and all shares of capital stock of the Buyer which may be issued as contemplated or permitted by this Agreement, including the Buyer Shares constituting the Consideration Shares, will be, when issued, duly authorised, validly issued, fully paid, and non-assessable, and not subject to any pre-emptive rights.

Schedule 10

Interpretation and definitions

1	Interpretation
1.1	General

In this Agreement, unless the context otherwise requires:

(a)	references to clauses and Schedules are to clauses of, and Schedules to, this Agreement respectively;
(b)	a reference in a schedule or part of a schedule to paragraphs are to paragraphs of the schedule or part of a schedule in which the reference appears;
(c)	references to this Agreement include its recitals and Schedules;
(d)	references to this Agreement or any other document are to this Agreement or that document as amended from time to time;
(e)	references to writing include any method of reproducing words in a legible and non-transitory form excluding any electronic form (as defined in section 1168 Companies Act 2006);
(f)	references to times of the day are to London time;
(g)	references to one gender include all genders;
(h)	references to the singular include the plural and vice versa;
(i)	references to a person include any individual, firm, company, government, state, state agency, partnership, association or other body (with or without separate legal personality);
(j)	references to a company include any company, corporation or body corporate, wherever incorporated or established;
(k)	references to any document being in the agreed form means that document in the form agreed between the parties and, for the purposes of identification, signed or initialled by or on behalf of the parties;
(l)	the expressions holding company, parent undertaking, subsidiary, subsidiary undertaking and wholly-owned subsidiary will have the meanings given to them in the Companies Act 2006 (in each case ignoring any security existing over shares in the relevant undertaking);
(m)	the words other, includes, including, in particular and words of similar effect shall not limit any general words which precede them and any words which follow them shall not be limited in scope to the same class as the preceding words;
(n)	a person shall be deemed to be connected with another person if the person is connected with such other person within the meaning of sections 1122 and 1123 Corporation Taxes Act 2010; and
(o)	references to a party shall include his/its successors in title and permitted assigns.
1.2	Statutory references

In this Agreement, unless the context otherwise requires, a reference to a statute or statutory provision includes:

(a)	any past statute or statutory provision which that statute or statutory provision has replaced (directly or indirectly and whether with or without modification);
(b)
(i)	a reference to any subordinate legislation made under that statute or statutory provision; and
(ii)	that statute or statutory provision as from time to time amended, modified, consolidated or re-enacted (whether before or after the date of this Agreement); and
(c)	where the reference is to European Union law that is directly applicable or directly effective in the United Kingdom at any time, a reference to such European Union law as it applies in England and Wales from time to time, including as retained, amended, extended or re-enacted on or after exit day, save to the extent that any subordinate legislation, amendment, modification, consolidation or re-enactment (including any amendment, extension or re-enactment of European Union law as it applies in England and Wales) made after the date of this Agreement would increase or alter the liability of any party under this Agreement.

1.3	Overseas legal terms and references to statutes or statutory provisions
(a)	A reference to any English legal term shall, for any jurisdiction other than England and Wales, include a reference to the term or concept which most nearly corresponds to it in that jurisdiction.
(b)	A reference to any English statute or statutory provision shall, for any jurisdiction other than England and Wales, include a reference to the statute or statutory provision which most nearly corresponds to it in that jurisdiction.
1.4	Headings

The headings and contents table in this Agreement are for convenience only and do not affect its interpretation.

1.5	Conflicting provisions

If there is a conflict or inconsistency between any clause and any schedule, the clause prevails. For this purpose, an omission (whether deliberate or inadvertent) is not, by itself, to be construed as giving rise to a conflict or inconsistency.

2	Definitions

In this Agreement, unless the context otherwise requires:

Accounting Policies has the meaning given in paragraph 2.1(b) of Part 3 of Schedule 6

Accounts means the accounts of the Company for the financial year ended on the Accounts Date

Accounts Date means 30 April 2021

Associated Person has the meaning given in paragraph 15 of Schedule 4

Authority means any local, national or multinational governmental authority or other public or regulatory body which has jurisdiction over the Business and Authorities will be construed accordingly

Bad Leaver means where the Seller ceases to be an employee or director or consultant of any member of the Buyer's Group:

(a)	as a result of his voluntary resignation from such employment or engagement (which for the avoidance of doubt will exclude circumstances where (a) such person is constructively dismissed and/or unfairly constructively dismissed as a consequence of a breach by a member of the Buyer's Group of such person's contract of employment or engagement, or (b) such resignation is a result of long term illness, permanent disability or incapacity as a result of ill health or injury of such person;
(b)	as a result of the Seller:
(i)	committing fraud or fraudulent misrepresentation;
(ii)	being in breach of any restrictive covenants set out in the Shareholders' Agreement and/or the Service Agreement; or
(iii)	committing an act of discrimination or harassment which the Buyer (acting in good faith) determines is reasonably likely to result in material financial loss or material reputational damage to the Company

Base Estimated Completion Cash has the meaning given in Part 1 of Schedule 6

Base Estimated Completion Debt has the meaning given in Part 1 of Schedule 6

Base Estimated Completion Working Capital has the meaning given in Part 1 of Schedule 6

Business means the business carried on by the Company as at Completion

Business Day means any day on which banks are open for business in London (excluding Saturdays, Sundays and public holidays)

Buyer Account has the meaning given in clause 11.3

Buyer Shares means common shares in the capital of the Buyer

Buyer Warranties means the warranties given by the Buyer under clause 6.5 and as set out in Schedule 9

Buyer's Group means the Buyer, any subsidiary of the Buyer (including, following Completion, the Company), any holding company of the Buyer and any subsidiary of any holding company of the Buyer, in each case for the time being and member of the Buyer's Group shall be construed accordingly

Buyer's Solicitors means Xxxxxxxxxxxxxxxxxxxxx, Aldgate Tower, 2 Leman Street, London E1 8QN

CJRS has the meaning given in paragraph 20 of Schedule 4

Claims has the meaning given in paragraph 1 of Schedule 5 and a Claim means any one of such Claims

Company means Enigmaa Ltd., further details of which are set out in Schedule 1

Company Account has the meaning given in clause 11.5

Company IP has the meaning given in paragraph 9.1 of Schedule 4

Competition Laws has the meaning given in paragraph 13(c) of Schedule 4

Completion means completion of the sale and purchase of the Shares under this Agreement

Completion Accounts has the meaning given in Part 1 of Schedule 6

Completion Accounts Reference Date has the meaning given in Part 1 of Schedule 6

Completion Cash has the meaning given in Part 1 of Schedule 6

Completion Date has the meaning given in clause 5.1

Completion Debt has the meaning given in Part 1 of Schedule 6

Completion Working Capital has the meaning given in Part 1 of Schedule 6

Conditions means the EL Condition and the TSXV Condition.

Control has the meaning given in section 1124 of the CTA 2010, and the expression Change of Control shall be construed accordingly.

Consents has the meaning given in paragraph 16 of Schedule 4

Consideration Shares has the meaning given in clause 4.4

COVID-19 has the meaning given in paragraph 20 of Schedule 4

COVID-19 Facilities has the meaning given in paragraph 20(c) of Schedule 4

Current Use means the identified use for the Property as set out in Schedule 7

Data Protection Laws means UK GDPR (as defined in the Data Protection Act 2018), the Data Protection Act 2018 and the Privacy and Electronic Communications (EC Directive) Regulations 2003

Data Room Documents means the documents relating to the Business uploaded in the electronic data room administered by the Buyer's Solicitors and hosted by HighQ

Data Room File Share means the ShareFile link containing an electronic copy of the Data Room Documents

Debt has the meaning given in Part 1 of Schedule 6

Deed of IP Assignment means the deed of intellectual property assignment in the agreed form to be made between the Company and the Seller

Director means each person who is a director or shadow director of the Company, as set out in Schedule 1

Disclosure Letter means the letter dated the same date as this Agreement from the Seller to the Buyer relating to the Warranties draft Completion Accounts has the meaning given in paragraph 3 of Part 3 of Schedule 6

EHS Laws: all laws, statutes, regulations, subordinate legislation, bye-laws, common law and other national, international, federal, European Union, state and local laws, judgments, decisions and injunctions of any court or tribunal, and codes of practice and guidance notes which from time to time apply to the Company (or any part of its business) to and the extent that they relate to or apply to the Environment, energy efficiency, climate change or the health and safety of any person

EHS Permits: any permits, licences, consents, certificates, registrations, notifications or other authorisations required under any EHS Laws for the operation of the Business or in relation to the Property.

EL Condition: means the establishment by the Company of a live employer’s liability insurance policy in accordance with the Employer’s Liability (Compulsory Insurance) Act 1969;

Employees has the meaning given in paragraph 6.1(a)(i) of Schedule 4

English courts has the meaning given in clause 23.3

Environment means the natural and man-made environment including all or any of the following media: air (including air within buildings and other natural or man-made structures above or below the ground), water, land, and any ecological systems and living organisms (including man) supported by those media

Escrow Account has the meaning given in clause 4.2

Escrow Agent means Garfinkle Biderman LLP

Escrow Agreement mean the escrow agreement in the agreed form to be entered into at Completion and between the Escrow Agent, the Buyer and the Seller

Escrow Shares has the meaning given in clause 4.2

Estimated Liability has the meaning given in clause 4.5(d)(i)(A)

exit day has the meaning set out in the European Union (Withdrawal) Act 2018

Expenses has the meaning given in paragraph 1 of Schedule 5

First Leaver Notice Period means the period of one month following the date the Seller has become a Bad Leaver but at all times prior to the expiry of First Relevant Period such that the one month period shall be reduced accordingly to the extent any part of such period is after the expiry of the First Relevant Period

First Escrow Release means 50 per cent of the Escrow Shares

First Release Date means the date falling 12 months after the Completion Date

First Relevant Period has the meaning given in clause 4.5

Flexible Furlough has the meaning given in paragraph 20 of Schedule 4

Furlough has the meaning given in paragraph 20 of Schedule 4

CJRS has the meaning given in paragraph 20 of Schedule 4

Further Review Period has the meaning given in paragraph 5.1 of Part 3 of Schedule 6

Governmental Entity means any supranational, national, state, municipal, local, or foreign government, any instrumentality, subdivision, court, administrative agency or commission, or other governmental authority, or any quasi-governmental or private body exercising any regulatory or other governmental or quasi-governmental authority and includes, for the avoidance of doubt, the TSXV and NASDAQ

ICAEW means the Institute of Chartered Accountants in England and Wales

Indemnities means the indemnities in clauses 8.1(a) to 8.1(j) inclusive, and Indemnity shall mean any one of them

Indemnity Claim means a claim by the Buyer under any Indemnity

Initial Cash Purchase Price has the meaning given in clause 4.1

Intellectual Property has the meaning given in paragraph 9.1 of Schedule 4

Interim Period means the period from (and including) the date of this Agreement up to (and including) the Completion Date or, if earlier, the termination of this Agreement in accordance with its terms

IT Systems means the network and information systems that are owned, used or held for use by the Company, including: (i) all computer hardware (including network and telecommunications equipment and related peripherals) and mobile devices; (ii) all software (including associated user manuals, object code and source code and other materials sufficient to enable a reasonably skilled programmer to maintain and modify the software (Source Code)) and firmware (Software); and (iii) all databases (Databases)

Junior Employment Agreement Variations means each of the variations to employment contracts in the agreed form to be made between the Company and xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx

Key Warranties means those warranties at clause 3.3 and Key Warranty shall mean any one of them

Know-How has the meaning given in clause 4.1(c).

Laws means any federal, state, local, municipal, foreign, multi-national or other laws, common law, statutes, constitutions, ordinances, rules, regulations, codes, orders, or legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered, or applied by any Governmental Entity

Lease Agreements has the meaning given in paragraph 3.1(a)(ii) of Schedule 4

Legal Action means any legal, administrative, arbitral, or other proceedings, suits, actions, investigations, examinations, claims, audits, hearings, charges, complaints, indictments, litigations, or examinations

Liabilities means any liability, indebtedness, or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured, determined, determinable, or otherwise, and whether or not required to be recorded or reflected on a balance sheet under US GAAP)

Licence means the licence under which the Property is held

Lock-up Period has the meaning given in clause 4.4

Longstop Date: 31 December 2021 or such other date as may be agreed by the Buyer and the Seller in writing

Market Value has the meaning given in clause 4.4

Material Adverse Effect means any event, occurrence, fact, condition, or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to: (a) the business, results of operations, financial condition (financial or otherwise), or assets of the Buyer's Group, taken as a whole; or (b) the ability of the Buyer to consummate the transactions contemplated hereby on a timely basis, provided, however, that, for the purposes of paragraph (a), a Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions, or changes arising out of, relating to, or resulting from:

(i)	changes generally affecting the economy, financial or securities markets, or political conditions;
(ii)	the execution and delivery, announcement, or pendency of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, of the Buyer's Group with employees, suppliers, customers, Governmental Entities, or other third persons (it being understood and agreed that this definition shall not apply with respect to any warranty that is intended to address the consequences of the execution and delivery of this Agreement or the announcement or the pendency of this Agreement);

(iii)	any changes in applicable Law or applicable accounting standards, including interpretations thereof;
(iv)	any outbreak or escalation of war or any act of terrorism,
(v)	natural disasters, or weather conditions, epidemics, pandemics, or disease outbreaks (including the COVID-19 virus) / public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States), or other force majeure events;
(vi)	general conditions in the industry in which each member of the Buyer's Group operate;
(vii)	any failure, in and of itself, by the Buyer to meet any internal or published projections, forecasts, estimates, or predictions in respect of revenues, earnings, or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso);
(viii)	any change, in and of itself, in the market price or trading volume of the Buyer's securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); or
(ix)	actions taken as required or specifically permitted by this Agreement; provided further, however, that any event, change, and effect referred to in clauses (i), (iii), (iv), (v), or (vi) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change, or effect has a disproportionate effect on the Buyer's Group, taken as a whole, compared to other participants in the industries in which each member of the Buyer's Group conduct their businesses.

Material Suppliers has the meaning given in paragraph 4.2(a) of Schedule 4

Money Purchase Benefits has the meaning given in paragraph 7 of Schedule 4

NASDAQ means the National Association of Securities Dealers Automated Quotations

New Process Agent has the meaning given in clause 25.1(c)

Non-contractual Assurance has the meaning given in clause 17.3

Notice has the meaning given in clause 12.1

Occupational Money Purchase Scheme has the meaning given in paragraph 7 of Schedule 4

Officers has the meaning given in clause 6.1(c)

Permits means all permits, licences, registrations, variances, clearances, consents, commissions, franchises, exemptions, orders, authorisations, and approvals from Governmental Entities

Price Adjustment Experts has the meaning given in paragraph 6.1(b) of Part 3 of Schedule 6

Proceedings has the meaning given in paragraph 6.3(b) of Schedule 4

Process Agent has the meaning given in clause 25.1(a)

Property means the licensed property, details of which are set out in Schedule 7 (Property) and includes each and every part of, and any building on, such property

Purchase Price has the meaning given in clause 4.1

Qualifying Counsel means a barrister of at least 10 years' call and with experience of dealing in matters which form the subject matter of the relevant Disputed Claim

Release Date means the First Release Date or the Second Release Date (as the case may be).

Relevant Benefits has the meaning given in paragraph 7(a) of Schedule 4

Relevant Claim means a Warranty Claim or any claim under the Tax Covenant

Representative Body means any trade union, staff association, staff council, works council, information and consultation body and any other worker representatives relating to any person employed or engaged by or in the Company.

Restricted Area has the meaning given in clause 9.1

Restricted Period has the meaning given in clause 9.1

Restricted Person has the meaning given in clause 9.1

Restricted Products has the meaning given in clause 9.1

Review Period has the meaning given in paragraph 4 of Part 3 of Schedule 6

Second Leaver Notice Period means the period of one month following the date the Seller has become a Bad Leaver but at all times after the expiry of the First Relevant Period and prior to the expiry of the Second Relevant Period such that the one month period shall be reduced accordingly to the extent any part of such period is after the expiry of the Second Relevant Period

Second Escrow Release means those Escrow Shares remaining in the Escrow Account after the First Escrow Release

Second Release Date means the date falling 24 months after the Completion Date

Security Interest means any claim, mortgage, lien, pledge, charge, encumbrance, assignment, title retention, hypothecation, trust, option, right to acquire, right of pre-emption or other third party right, interest or equity or any other security agreement or arrangement.

Security Incident has the meaning given in paragraph 10(c)(i) of Schedule 4

Seller Account has the meaning given in clause 11.1

Seller's Solicitors means Xxxxxxxxxxxxxxxxxxxxx of xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx

Service Agreement means the service agreement in the agreed form between the Seller and the Company

Shareholders' Agreement means the agreement relating to the affairs of the Company in the agreed form to be entered into between the Company, the Buyer and the Seller on or around the date of this Agreement

Shares means 80 ordinary shares of £0.01 each in the capital of the Company

Significant Impact means where such breach gives rise to a bona fide, genuine claim for damages under this Agreement of an amount in excess of £1,000,000

Standard Software has the meaning given in paragraph 8(a) of Schedule 4

Tax and Taxation have the meanings given in Part 1 of Schedule 8

Tax Authority has the meaning given in Part 1 of Schedule 8

Tax Claim means a claim under the Tax Covenant and/or the Tax Warranties

Tax Covenant means the tax covenant set out in paragraph 2 of Part 1 of Schedule 8

Tax Warranties means the warranties set out in Part 4 of Schedule 8

Third Party Claim has the meaning given in paragraph 1 of Schedule 5

Third Party Recovery has the meaning given in paragraph 10.1 of Schedule 5

Transaction Documents means this Agreement, the Disclosure Letter, the Deed of IP Assignment, the Service Agreement, the Junior Employment Agreements, the Articles of Association, the Escrow Agreement and the Shareholders' Agreement and any other documents referred to in this Agreement as being in the agreed form and any document from time to time entered into under or in connection with this Agreement

TSXV has the meaning given in clause 4.4(a)

TSXV Condition means the acceptance of the TSXV in principle of the issuance of the Consideration Shares on an expedited acquisition basis

Warranties means the Tax Warranties and the warranties given under clause 3.3, clause 6.1, clause 6.2(a) and set out in Schedule 4

Warranty Claim means any claim against the Seller arising as a consequence of any breach of the Warranties

Worker means any person who is not an Employee and personally performs work for the Company but who is not in business on their own account or in a client/customer relationship

Schedule 11

Intellectual Property

Registered Intellectual Property Rights

Trademarks

Trademark Description	Trademark number	Country / territory	Registration date	Classes and terms
Xxxxxxxxx	XXXXXXX XXXXXX	Xxxxxxx xxxxxx	xxxxxx xxxx	Xxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxx xxxxxxxxxx
Xxxxxxxxxx Xxxxxxxxxx	XXXXXX XXXXXXX	Xxxxxxx xxxxxxx	xxxxxxx xxxxxxxx	Xxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxx Xxxxxxxxxx
Xxxxxxxx xxxxxxxxxxxxxxxxxxx Xxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxx Xxxxxxxxxx	Xxxxxxx xxx	Xxxxxx xxxx	Xxxxxx xxxx	Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx

Domain names

Xxxxxxxxxx

Xxxxxxxxxx

Xxxxxxxxxx

Xxxxxxxxxx

Xxxxxxxxxx

Xxxxxxxxxx

Xxxxxxxxxx

Xxxxxxxxxx

Xxxxxxxxxx

Xxxxxxxxxx

Xxxxxxxxxx

Unregistered Intellectual Property Rights

Trademark Description	Country / territory	Date of first use	Classes and terms	Further details
Xxxxxxxxxx	Xxxxxxxxxx	Xxxxxxxxxx	Xxxxxxxxxx	Xxxxxxxxxx Xxxxxxxxxx
Xxxxxxxxxx	Xxxxxxxxxx	Xxxxxxxxxx	Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx	Xxxxxxxxxx
Xxxxxxxxxx	Xxxxxxxxxx	Xxxxxxxxxx	Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx	Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx

Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx Xxxxxxxxxx

Intellectual Property Rights licensed from third parties

Xxxxxxxxxx

Intellectual Property Rights licensed to third parties

Xxxxxxxxxx

Schedule 12

Agreed form spreadsheet

Executed as a deed by Vithursxxxxxxxxxxxxxxx in the presence of	)
	)	/s/ Virthurs xxxxxxxxxxxxxxx
)

Signature of witness

Name

Address

Executed as a deed by Raj Grover, director and duly authorised signatory for and on behalf of High Tide Inc. in the presence of	)
	)	/s/ Raj Grover
)

Signature of witness

Name

Address